   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                          ROBOTIC VISION SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                   3823                                  11-2400145
      (STATE OR OTHER JURISDICTION             (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NO.)

                                 5 SHAWMUT ROAD
                          CANTON, MASSACHUSETTS 02021
                                 (781) 821-0830
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           -------------------------

                                  PAT V. COSTA
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ROBOTIC VISION SYSTEMS, INC.
                                 5 SHAWMUT ROAD
                          CANTON, MASSACHUSETTS 02021
                                 (781) 821-0830
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                           -------------------------

                  COPIES OF ALL COMMUNICATIONS AND NOTICES TO:

                              IRA I. ROXLAND, ESQ.
                COOPERMAN LEVITT WINIKOFF LESTER & NEWMAN, P.C.
                                800 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                              TEL: (212) 688-7000
                              FAX: (212) 755-2839
                           -------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           -------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
      TITLE OF EACH CLASS OF               AMOUNT TO         PROPOSED MAXIMUM OFFERING       PROPOSED MAXIMUM
   SECURITIES TO BE REGISTERED           BE REGISTERED           PRICE PER UNIT(1)      AGGREGATE OFFERING PRICE(1)
-------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value......         1,063,593                  $4.00                    $4,254,372
-------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value,
  issuable upon the exercise of
  common stock purchase
  warrants........................       3,090,907(2)                 $4.02                    $12,425,446
-------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value,
  issuable on the exercise of
  incentive common stock purchase
  warrants........................        750,000(2)                  $4.02                    $3,015,000
-------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value,
  issuable upon the exercise of
  common stock purchase
  warrants........................        150,000(2)                  $5.00                     $750,000
-------------------------------------------------------------------------------------------------------------------
         Total....................
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

----------------------------------  -----------------------
----------------------------------  -----------------------
      TITLE OF EACH CLASS OF               AMOUNT OF
   SECURITIES TO BE REGISTERED        REGISTRATION FEE(1)
----------------------------------  -----------------------
Common stock, $.01 par value......         $1,182.72
-----------------------------------------------------------------------------------
Common stock, $.01 par value,
  issuable upon the exercise of
  common stock purchase
  warrants........................         $3,454.27
-----------------------------------------------------------------------------------------------------------
Common stock, $.01 par value,
  issuable on the exercise of
  incentive common stock purchase
  warrants........................          $838.17
-------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value,
  issuable upon the exercise of
  common stock purchase
  warrants........................          $208.50
-------------------------------------------------------------------------------------------------------------------
         Total....................         $5,683.66
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee based upon the average of the high and low price of our common stock, $.01 par value, on the Nasdaq National Market on September 1, 1999.

(2) Pursuant to Rule 416, the number of shares to be registered hereunder is subject to adjustment to prevent dilution resulting from stock splits, stock dividends and similar transactions.
                           -------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED SEPTEMBER 8, 1999

PROSPECTUS

                          ROBOTIC VISION SYSTEMS, INC.
                        5,054,500 shares of Common Stock

     The shares covered by this prospectus represent in excess of 18% of our currently outstanding shares of common stock. The selling stockholders named on page 37 of this prospectus may offer all of these shares for sale. We will receive none of the proceeds from any of these sales.

                           -------------------------

     Our common stock is traded on the Nasdaq National Market under the symbol ROBV. The closing price of our common stock on September 1, 1999 was $3.97 per share.

                           -------------------------

     PLEASE READ THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE MAKING A DECISION TO INVEST IN OUR SECURITIES.

                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                           -------------------------

                               September   , 1999

                               TABLE OF CONTENTS

                                  PAGE
                                  ----
Summary.........................    2
Risk Factors....................    4
Market Information..............    7
Dividend Policy.................    7
Selected Consolidated Financial
  Data..........................    8
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations....................    9
Business........................   20

                                  PAGE
                                  ----
Management......................   25
Principal Stockholders..........   31
Description of Our Securities...   33
Selling Stockholders............   37
Legal Matters...................   39
Experts.........................   39
Available Information...........   40
Index to Consolidated Financial
  Statements....................  F-1

                                    SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the Risk Factors and the consolidated financial statements and accompanying notes.

OUR BUSINESS

     We design, manufacture and sell products and systems that do the following:

     - automate the inspection of semiconductors and semiconductor packages

     - provide machine-vision-based scrutiny of a broad range of commercial and industrial products where high volume quality assurance can best be accomplished by computer-based inspection

     - read two-dimensional bar codes of any size or complexity on virtually any surface

     - accurately scan and record bar code labels on packages moving at high speeds

     - provide specialty lighting for machine vision applications

Collectively, these capabilities give computers the power of sight.

     Our products range from state-of-the-art machine vision systems on a circuit board, which are priced at under $10,000, to $500,000 wafer inspection systems with fully automated output capabilities. Certain of our products are sold by our own sales force; other products are sold either through manufacturers' representatives or to original equipment manufacturers for incorporation into customized systems.

     We operate our business through our semiconductor equipment group principally located in Hauppauge, New York, with additional facilities in Arizona and Wisconsin, and through our Acuity CiMatrix division located in Canton, Massachusetts.

OUR HISTORY

     We were incorporated in New York in 1976 and reincorporated in Delaware in 1977. Our executive offices are located at 5 Shawmut Road, Canton, Massachusetts 02021; our telephone number is (781) 821-0830.

THE OFFERING

Common stock offered for sale by the selling
  stockholders.............................................   5,054,500 shares(1)
Common stock to be outstanding after offering..............  31,328,240 shares(2)

-------------------------

(1) Represents the maximum number of shares covered by this prospectus. See Description of our Securities and Selling Stockholders.

(2) This number assumes the exercise of 3,990,907 warrants issued in April 1999 and July 1999, respectively. This number excludes 3,559,871, 1,858,948 and 3,927,410 shares of our common stock issuable as of September 1, 1999 upon exercise of then outstanding prepaid warrants, other warrants and options under our stock option plans, respectively. An additional 937,007 shares are reserved for future grants under our stock option plans.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock offered by the selling stockholders. We will receive the proceeds from the exercise of the incentive and other warrants, which will amount to $16,190,446 if all of these warrants are exercised. We intend to apply any net proceeds for working capital and other general corporate purposes.

SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data in conjunction with the audited consolidated financial statements and the unaudited consolidated financial statements, and their accompanying notes, which are contained elsewhere in this prospectus. You should also read Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are both contained elsewhere in this prospectus.

                         STATEMENT OF OPERATIONS DATA:
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                       NINE MONTHS
                                                                                          ENDED
                                       FISCAL YEAR ENDED SEPTEMBER 30,                   JUNE 30,
                             ----------------------------------------------------   ------------------
                               1994       1995       1996       1997       1998       1998      1999
                             --------   --------   --------   --------   --------   --------   -------
Revenues...................  $102,056   $145,415   $153,975   $169,342   $169,007   $140,605   $87,959
Income (loss) before income
  taxes....................  $  2,853   $ 12,092   $   (319)  $  1,393   $(40,505)  $(17,454)  $(9,545)
Provision (benefit) for
  income taxes.............  $      1   $    (56)  $ (1,154)  $    745   $     --   $    108   $    --
Net income (loss)..........  $  2,852   $ 12,148   $    835   $    648   $(40,505)  $(17,562)  $(9,545)
Premium on prepaid
  warrant..................  $     --   $     --   $     --   $     --   $     --   $     --   $   270
Net income (loss)
  attributable to common
  stockholders.............  $  2,852   $ 12,148   $    835   $    648   $(40,505)  $(17,562)  $(9,815)
Basic net income (loss) per
  share....................  $   0.16   $   0.65   $   0.04   $   0.03   $  (1.65)  $  (0.72)  $ (0.39)
Diluted net income (loss)
  per share................  $   0.15   $   0.58   $   0.04   $   0.03   $  (1.65)  $  (0.72)  $ (0.39)

                          SELECTED BALANCE SHEET DATA:
                                 (IN THOUSANDS)

                                          AT SEPTEMBER 30,
                         --------------------------------------------------   AT JUNE 30,
                          1994      1995       1996       1997       1998         1999
                         -------   -------   --------   --------   --------   ------------
Total assets...........  $50,410   $83,520   $107,471   $139,923   $121,571     $112,150
Current assets.........  $40,867   $71,755   $ 88,370   $110,541   $ 72,227     $ 66,022
Long term debt and
  other................  $ 2,341   $ 1,242   $    492   $  6,414   $  3,059     $  2,932
Total liabilities......  $33,459   $39,171   $ 43,858   $ 64,346   $ 84,774     $ 72,367
Stockholders equity....  $16,951   $44,349   $ 63,613   $ 75,577   $ 36,797     $ 30,870
Working capital
  (deficit)............  $10,853   $34,590   $ 45,751   $ 55,159   $ (9,488)    $ (3,413)

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors together with all other information included in this prospectus, before you decide whether to purchase shares of our common stock.

OUR RETURN TO PROFITABLE OPERATIONS CANNOT BE ASSURED

     We incurred net operating losses of $9,545,000 for the nine month fiscal period ended June 30, 1999 and $40,505,000 for the fiscal year ended September 30, 1998, primarily attributable to the worldwide downturn in demand for semiconductor capital equipment which began in March 1998. Our working capital deficit at these dates was $3,413,000 and $9,488,000, respectively. We had operated profitably for at least five continuous years prior to the onset of this downturn. Our return to profitable operations will depend upon our ability to increase our revenues or making further significant reductions in our costs. There can be no assurance that we will return to profitability.

WE EXPECT OUR REVENUES AND EARNINGS TO REMAIN BELOW THEIR HISTORICAL LEVELS FOR THE DURATION OF THE MOST RECENT DOWNTURN IN WORLDWIDE DEMAND FOR SEMICONDUCTOR CAPITAL EQUIPMENT

     The semiconductor industry has historically experienced significant market fluctuations and periodic downturns. The demand for semiconductor capital equipment, including our lead inspection systems, is presently quite low compared to 1997 and early 1998 levels. Reduced demand adversely affects our revenues and earnings. Until semiconductor industry conditions improve, our revenues and earnings will continue to be adversely affected.

OUR INABILITY TO ACCURATELY ASSESS OUR FUTURE ORDER LEVELS MAY RESULT IN EXCESS INVENTORY CHARGES

     Sudden and unexpected downturns in worldwide demand for semiconductor capital equipment which have historically characterized the semiconductor industry makes it difficult for us to accurately assess anticipated order rates for our lead inspection systems for more than three to six months ahead at any given time. Our inability to project future orders has previously resulted in our accumulation of excessive inventories of raw materials and supplies, as well as finished products, as we ramped up production in anticipation of order levels that failed to materialize, thereby requiring us to subsequently reduce the carrying value of our inventories. By way of illustration, we were compelled to reduce our inventory carrying value by approximately $16.5 million for the fiscal year ended September 30, 1998 as a consequence of an industry downturn which unexpectedly began in March 1998. Further, we must utilize our cash resources to build inventories in anticipation of customer orders, which thereafter may not be replenished in the absence of sales revenues. Any future downturn in industry demand for our products that we are unable to anticipate may again place us in a position of excessive inventories and cash flow constraints.

WE WILL BE IN DEFAULT IF WE DO NOT REPAY OR REPLACE OUR BANKS BY MARCH 18, 2000

     We owed approximately $35.3 million to our banks as of June 30, 1999. This indebtedness is secured by substantially all of our assets. We have not been in compliance with certain of the financial covenants contained in our agreement with our banks for much of the past 18 months. This has required us to periodically request waivers of these covenants. While our financing agreement has recently been amended to conform its financial covenants to reflect our current operating plans and we are currently in compliance with its provisions, we cannot be certain that we will remain in compliance for the balance of its term. We must either repay our total bank indebtedness prior to March 18, 2000, negotiate an extension of our bank credit facility or obtain replacement financing. We cannot assure investors that we will be able to do so. Our inability to repay or replace this indebtedness will permit our banks to declare us in default, which would facilitate their possible seizure of our assets. Further, our cash resources following default would be severely constrained, thereby limiting our ability to acquire raw materials and supplies to satisfy orders for our products and reducing the likelihood that we could sustain our operations at their pre-default levels.

WE HAVE A LIMITED NUMBER OF CUSTOMERS, WHICH MAY NOT BE EASILY REPLACEABLE

     Our sales have been historically concentrated in a small number of customers. The specific customers change over time. Sales to Intel accounted for approximately 5%, 20% and 23%, respectively, of our revenues during the nine months ended June 30, 1999 and the fiscal years ended September 30, 1998 and 1997. No other customers accounted for more than 10% of sales during such fiscal periods. The loss or any significant reduction in Intel's orders for our products, combined with our inability to replace such orders with those from new or existing customers, may reduce both our revenues and profitability.

ECONOMIC DIFFICULTIES ENCOUNTERED BY CERTAIN OF OUR FOREIGN CUSTOMERS HAVE RESULTED IN ORDER CANCELLATIONS AND REDUCED COLLECTIONS OF OUTSTANDING ACCOUNTS

     International sales, primarily to Asia and Western Europe, accounted for approximately 52% and 64% of our revenues for the nine months ended June 30, 1999 and the fiscal year ended September 30, 1998, respectively. In particular, sales to Taiwan, Korea and other Asian countries accounted for 35% and 54% of our revenues for the nine months ended June 30, 1999 and the fiscal year ended September 30, 1998, respectively. While our sales in Asia are generally denominated in U.S. dollars, our international business may be affected by changes in demand resulting from fluctuations in currency exchange rates, trade restrictions and duties, and other political and economic factors. The recent Asian economic crisis led to significant order cancellations from customers in Taiwan, Korea, Malaysia and the Phillipines as devaluations of as much as 90% in their respective local currencies prevented these customers from acquiring U.S. dollars at favorable exchange rates to pay us for these orders, thereby adversely affecting both our revenue levels and profitability.

"SHORT" SALES BY HOLDERS OF PREPAID WARRANTS MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO GO DOWN

     The holders of our prepaid warrants may seek to realize a profit by selling shares of our common stock "short", i.e., selling shares which they do not actually own at the time of sale, thereby exerting downward pressure on the market price of the common stock, with the expectation of being able to buy shares at a lower price prior to having to deliver such shares to the buyer, thereby profiting by the difference between the selling price of the shares and the anticipated lower purchase price. While the holders assume the risk of an upward rather than a downward movement in the price of our common stock at the time they would be required to buy shares to cover their "short" position, they can contain the extent of their possible losses from such an upward movement by exercising their prepaid warrants to acquire shares for this purpose.

PREPAID WARRANT EXERCISES MAY CAUSE SUBSTANTIAL DILUTION

     The number of shares of common stock that we are required to issue upon exercise of our prepaid warrants is determined by taking the lower of $4.02 or 95% of the average of the bid price of our common stock during a minimum 20-day trading period prior to exercise. Accordingly, if the market price of our common stock should be significantly below $4.02 at the time of exercise, the number of shares of common stock issuable upon the prepaid warrants' exercise could be significant. By way of illustration, at a market price of $4.02 per share, the holders of the prepaid warrants, collectively, could acquire an aggregate of 2,736,319 shares of our common stock, or approximately a 9.1% equity interest in RVSI based upon our currently outstanding shares of Common Stock. If, however, the market price of our Common Stock was $2.50, $2.00 or $1.50 per share, the number of shares issuable to the holders of the prepaid warrants upon exercise would aggregate 4,400,000, 5,500,000 or 7,333,334, respectively, representing equity interests in RVSI of 13.9%, 16.7% or 21.2%, respectively. At September 1, 1999, the aggregate number of shares of our common stock issuable upon exercise of the prepaid warrants would have been 3,559,871, based upon an assumed exercise price of $3.09 per share, representing 95% of the average of the three lowest closing bid prices of our common stock during the 20-day trading period ending on that date. There is no limitation upon the number of shares issuable upon exercise of the prepaid warrants.

THE LARGE NUMBER OF SHARES ISSUABLE UPON EXERCISE OF WARRANTS COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK AS WELL AS RESULT IN A CHANGE IN OUR CONTROL

     A substantial number of shares of our common stock are issuable upon exercise of our prepaid and incentive warrants. All of the shares of our common stock underlying the prepaid warrants, as well as approximately 1,500,000 shares of our common stock issuable upon exercise of certain incentive and other warrants, have been registered under the Securities Act, thereby permitting exercising warrantholders to publicly offer these shares for sale. A further 3,990,907 shares of our common stock, representing shares issuable upon exercise of certain incentive and other warrants, are covered by this prospectus. Future sales of any of these shares, or the anticipation of such sales, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. Further, any issuance of a substantial number of our shares upon exercise of prepaid warrants could result in a change in our control if the exercising warrant holders were to retain rather than sell their respective shares.

INADEQUATE CASH FLOW AND RESTRICTIONS IN OUR BANKING ARRANGEMENTS MAY PREVENT US FROM INVESTING SUFFICIENT FUNDS IN RESEARCH AND DEVELOPMENT TO REMAIN COMPETITIVE

     The markets for our products are extremely competitive. Maintaining our competitive position will require our continued investment in research and product development. Our ability to make such investment may be limited by our cash flow availability and by our need to comply with covenants in our banking arrangements that may limit our research and product development expenditures.

OUR SUCCESS IS DEPENDENT ON OUR KEY PERSONNEL WHO WE MAY NOT BE ABLE TO RETAIN AND WE MAY NOT BE ABLE TO HIRE ENOUGH ADDITIONAL PERSONNEL TO MEET OUR NEEDS

     Our success depends in large part upon our ability to hire and retain qualified technical and management personnel. We have a limited number of employment agreements with our technical and management personnel. Hiring replacement or additional employees with the combination of skills and attributes required to carry out our needs is extremely competitive. Our inability to hire and retain such personnel could materially adversely effect our growth and profitability.

SYSTEM FAILURES OR MISCALCULATIONS ATTRIBUTABLE TO THE YEAR 2000 ISSUE COULD DISRUPT OUR OPERATIONS

     The Year 2000 issue is the result of computer programs only being able to use two digits rather than four to define the applicable year. Thus, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. System failure or miscalculation, whether in our internal operating systems or our products or those of our third party vendors or suppliers, could result in our inability to process transactions, send invoices, accept customer orders or timely provide customers with products and services.

FORWARD-LOOKING STATEMENTS FOUND IN THIS PROSPECTUS MAY NOT BE ACCURATE INDICATORS OF OUR FUTURE PERFORMANCE

     This prospectus contains certain forward-looking statements and information relating to our business. We have identified forward-looking statements in this prospectus using words such as "believes," "intends," "expects," "predicts," "may," "will," "should," "contemplates," "anticipates," or similar statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve certain risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements.

                               MARKET INFORMATION

     Our common stock is quoted on the Nasdaq National Market under the symbol ROBV. The following table sets forth the high and low closing prices for our common stock for the periods indicated:

FISCAL QUARTER ENDED                              HIGH    LOW
--------------------                              ----    ---
September 30, 1999 (through September 1,
  1999).........................................  $ 5 3/4 $ 3 5/16
June 30, 1999...................................    3 25/32   1 31/32
March 31, 1999..................................    3 15/16   2 5/16
December 31, 1998...............................    4 1/2   2 1/8
September 30, 1998..............................    4 7/8   2
June 30, 1998...................................   12 3/4   3 1/2
March 31, 1998..................................   14 3/8  10
December 31, 1997...............................   17 1/2  10 1/4
September 30, 1997..............................   16 7/8  11 3/4
June 30, 1997...................................   11 7/8   8 3/8
March 31, 1997..................................   18 1/4  10 3/4
December 31, 1996...............................   15 3/8  10

                                DIVIDEND POLICY

     We have never paid any cash dividends and intend, for the foreseeable future, to retain any future earnings for the development of our business. Our bank credit agreement restricts our ability to pay dividends. Our future dividend policy will be determined by our board of directors on the basis of various factors, including our results of operations and financial condition.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, both elsewhere in this prospectus. The data as of September 30, 1998 and 1997 and for each of the three years in the period ended September 30, 1998 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and accompanying notes, which are contained elsewhere in this prospectus. The data as of September 30, 1996, 1995 and 1994 and for each of the two years in the period ended September 30, 1995 have been derived from our audited financial statements which are not contained in this prospectus. The data as of June 30, 1999 and for the nine months ended June 30, 1999 and 1998 have been derived from our unaudited consolidated financial statements and accompanying notes, which are contained elsewhere in this prospectus. We believe that the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information contained in such financial statements. Our results of operations for the nine months ended June 30, 1999 are not necessarily indicative of our results of operations for the entire year.

                         STATEMENT OF OPERATIONS DATA:
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                           NINE
                                                                                       MONTHS ENDED
                                       FISCAL YEAR ENDED SEPTEMBER 30,                   JUNE 30,
                             ----------------------------------------------------   ------------------
                               1994       1995       1996       1997       1998       1998      1999
                             --------   --------   --------   --------   --------   --------   -------
Revenues...................  $102,056   $145,415   $153,975   $169,342   $169,007   $140,605   $87,959
Income (loss) before income
  taxes....................  $  2,853   $ 12,092   $   (319)  $  1,393   $(40,505)  $(17,454)  $(9,545)
Provision (benefit) for
  income taxes.............  $      1   $    (56)  $ (1,154)  $    745   $     --   $    108   $    --
Net income (loss)..........  $  2,852   $ 12,148   $    835   $    648   $(40,505)  $(17,562)  $(9,545)
Premium on prepaid
  warrant..................  $     --   $     --   $     --   $     --   $     --   $     --   $   270
Net income (loss)
  attributable to common
  stockholders.............  $  2,852   $ 12,148   $    835   $    648   $(40,505)  $(17,562)  $(9,815)
Basic net income (loss) per
  share....................  $   0.16   $   0.65   $   0.04   $   0.03   $  (1.65)  $  (0.72)  $ (0.39)
Diluted net income (loss)
  per share................  $   0.15   $   0.58   $   0.04   $   0.03   $  (1.65)  $  (0.72)  $ (0.39)

                          SELECTED BALANCE SHEET DATA:
                                 (IN THOUSANDS)

                                            AT SEPTEMBER 30,
                           --------------------------------------------------     AT JUNE 30,
                            1994      1995       1996       1997       1998          1999
                           -------   -------   --------   --------   --------   ---------------
Total assets.............  $50,410   $83,520   $107,471   $139,923   $121,571      $112,150
Current assets...........  $40,867   $71,755   $ 88,370   $110,541   $ 72,227      $ 66,022
Long term debt and
  other..................  $ 2,341   $ 1,242   $    492   $  6,414   $  3,059      $  2,932
Total liabilities........  $33,459   $39,171   $ 43,858   $ 64,346   $ 84,774      $ 72,367
Stockholders' equity.....  $16,951   $44,349   $ 63,613   $ 75,577   $ 36,797      $ 30,870
Working capital
  (deficit)..............  $10,853   $34,590   $ 45,751   $ 55,159   $ (9,488)     $ (3,413)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

NINE MONTHS ENDED JUNE 30, 1998 AND 1999

     Revenues were $31.3 million in the three months ended June 30, 1999 compared to $39.1 million in the three months ended June 30, 1998, a decline of 20.0%. The lower revenues year-to-year largely reflect the effect of the severe semiconductor industry downturn which began in early calender 1998. In the three months ended June 30, 1999, revenues for our Semiconductor Equipment Group were 29.5% less than the year earlier period and represented 64.4% of total revenue compared to 73.0% of total revenues in the three months ended June 30, 1998.

Revenues for our Acuity CiMatrix division for 1-D and 2-D barcode reading and machine vision products increased 5.5% from the same quarter in the prior year. The quarterly increase in revenues for our Acuity CiMatrix division was a result of more machine vision sales.

     For the nine months ended June 30, 1999, revenues were approximately $88.0 million compared to $140.6 million for the nine months ended June 30, 1998, a decline of 37.4%. Revenues for our Semiconductor Equipment Group were down 47.7% and revenues for our Acuity CiMatrix division were down 7.9% from the year earlier periods. Semiconductor equipment revenues declined year-to-year because of the same factors that effected the quarterly results. The year-to-year decline in revenues for our Acuity CiMatrix division was almost entirely a result of lower revenues from European customers.

     On a sequential basis, revenues of $31.3 million in the three months ended June 30, 1999 were $4.0 million higher than revenues of $27.3 million in the three months ended March 31, 1999. Increased levels of orders and shipments in our Semiconductor Equipment Group accounted for a significant portion of the increase.

The gross profit margin was 45.6% of revenues in the three months ended June 30, 1999 compared to 27.9% of revenues in the three months ended June 30, 1998. This increase was largely as a result of the $4.5 million inventory writedown taken in the third quarter of fiscal 1998. The gross profit margin, as a percentage of revenues, for our Semiconductor Equipment Group increased to 38.6% of revenues in the three months ended June 30, 1999 compared to 21.8% of revenues in the three months ended June 30, 1998. Also, gross profit margin, as a percentage of revenues increased for our Acuity CiMatrix Division to 48.9% compared to 38.2% for the same period in the prior year.

     For the nine months ended June 30, 1999, the gross profit margin was 44.0% of revenues compared to 41.3% of revenues in the nine months ended June 30, 1998. This increase was largely as a result of the $4.5 million inventory writedown taken in the third quarter of fiscal 1998.

     Research and development expenses were $4.8 million, or 15.4% of revenues, in the three months ended June 30, 1999, compared to $7.5 million, or 19.2% of revenues, in the three months ended June 30, 1998. The lower level of expenses reflects the combination of workforce reductions and other expense reductions that we implemented over the past twelve months. We are continuing to invest significant resources into new product development in both our Semiconductor Equipment Group and our Acuity CiMatrix division. New product development efforts include expansion of our new machine vision platform, Visionscape, as well as next generation semiconductor inspection and component handling equipment. In the three months ended June 30, 1999, we capitalized $1.3 million in software development costs under Statement of Financial Accounting Standards No. 86., compared to $ 1.8 million in the three months ended June 30, 1998.

     Research and development expenses were $15.3 million, or 17.4% of revenues, in the nine months ended June 30, 1999 compared to $21.5 million, or 15.3% of revenues, in the nine months ended June 30, 1998. Capitalized software development costs in the nine months ended June 30, 1999 were $4.0 million compared to $5.6 million in the nine months ended June 30, 1998.

     Selling, general and administrative expenses were $11.2 million, or 35.9% of revenues, in the three months ended June 30, 1999, compared to $15.7 million, or 40.1% of revenues, in the three months ended June 30, 1998. The lower level of expenses largely reflects the combination of the cost reduction steps taken by us over the past twelve months and lower variable selling costs on the decreased level of revenues. In addition, the absence of significant litigation costs in the three months ended June 30,1999, compared to the year earlier period, contributed to the decline in of expenses.

     Selling, general and administrative expenses were $33.1 million, or 37.6% of revenues, in the nine months ended June 30, 1999, compared to $46.2 million, or 32.9% of revenues, in the nine months ended June 30, 1998. The year-to-year reduction in expenses reflects our cost reduction steps taken over the past twelve months, lower variable selling costs on lower revenues and the absence of significant litigation costs which were incurred in the nine months ended June 30, 1998.

     Sequentially, the combination of research and development and selling, general and administrative expenses were $16.0 million in the three months ended June 30, 1999, compared to $15.5 million in the three months ended March 31, 1999, an increase of $0.5 million in expenses. The increased level of expenses were a result of increased variable selling expenses associated with the increased sales and increased travel associated with the increased business.

     Severance and other charges were $0.3 million for the three months ended June 30, 1999, compared to $2.4 million in the three months ended June 30, 1998. The current charges relate to reductions in personnel, particularly in Europe. Year-to-date, severance and other charges were $0.3 million for the nine months ended June 30, 1999, compared to $5.6 million in the nine months ended June 30, 1998. The prior years spending relates to the cost reduction steps taken to lower our operating expenses. Amounts remaining from the prior years severance and other charges are shown below:

                                      LIABILITY                                      LIABILITY
                                  ------------------       CASH       ADDITIONAL   -------------
                                  SEPTEMBER 30, 1998   EXPENDITURES    ACCRUAL     JUNE 30, 1999
                                  ------------------   ------------   ----------   -------------
Severance payments to
  employees.....................        $1,384            $1,501         $305          $188
Costs for changes in Asia
  distributors..................           500               145                        355
Costs to consolidate
  Acuity/CiMatrix...............           215               215           --            --
    Total.......................        $2,099            $1,861         $305          $543

     Net interest expense was $1.0 million in the three months ended June 30, 1999, compared to $0.8 million in the three months ended June 30, 1998. The increase in interest expense primarily reflects the higher interest rate on borrowings in the three months ended June 30, 1999 as well as amortization of $50,000 of value of prepaid warrants issued to the banks.

     The gain on sale of assets in the nine months ended June 30, 1999 primarily relates to the sale of our Aircraft Safety Division.

     There was no tax provision in the three months ended June 30, 1999 or June 30, 1998, due to the loss for the periods.

     We reported a net loss of $3.2 million for the three months ended June 30, 1999, compared to a net loss of $15.4 million, for the three months ended June 30, 1998. The net loss for the three months ended June 30, 1999 included a charge related to severance costs of $0.3 million and a gain of $0.3 million related to the sale of assets. In the three months ended June 30, 1998, the net loss of $15.4 million included severance and other charges of $2.4 million.

FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND 1997

     Our revenues were $169.0 million for the fiscal year ended September 30, 1998, compared to $169.3 million for the fiscal year ended September 30, 1997. Primarily as a result of a severe downturn in the semiconductor capital equipment industry, our revenues declined from $53.8 million in the first quarter of fiscal 1998 to a low of $28.4 million in the fourth quarter of fiscal 1998. Our semiconductor equipment group's operations were adversely affected by a significant decline in orders, and cancellations of previously placed orders, for semiconductor inspection and handling equipment. The weak semiconductor industry conditions were largely a result of the Asian economic crisis and excess industry capacity. In addition, revenues for our Acuity CiMatrix division declined approximately 10% year-to-year, largely as a result of lower revenues to customers in Asia and Europe.

     Our gross profit margin, as a percentage of revenues, was 33.1% for the fiscal year ended September 30, 1998, compared to a gross profit margin of 44.6% of revenues for the fiscal year ended September 30, 1997. Our gross profit margin for the fiscal year ended September 30, 1998 was reduced by a provision for excess and obsolete inventories of $16.6 million, or 9.8% of revenues. Exclusive of the inventory provisions in fiscal 1998 and 1999 gross profit margin was 42.9% for the fiscal year ended September 30, 1998 and 45.4% for the fiscal year ended September 30, 1997. The gross profit margin declined sequentially in fiscal 1998 as result of proportionately high fixed manufacturing costs relative to lower shipment levels, as well as the affect of a lower margin product mix.

     In the third and fourth quarters of fiscal 1998, we took provisions of $4.5 million and $12.1 million, respectively, for excess and obsolete inventories primarily for our semiconductor inspection and handling equipment. These provisions largely reflected reduced demand for older generation products as a result of the severe semiconductor industry downturn. We believe that the inventory provisions taken in fiscal 1998 have reduced the carrying value of inventories to their appropriate net realizable value. The inventory balances at September 30, 1998 and March 31, 1999, net of inventory provisions, contain older generation products of approximately $4.5 million and $3.1 million, respectively. However, there can be no assurance that we will not have to take additional inventory provisions in the future based upon a number of factors including changing business conditions, shortened product life cycles, the introduction of new products, and the effect of new technologies.

     During fiscal 1998, we took multiple steps to reduce our expenses and to lower the level of revenues necessary for break-even results of operations. These steps included a 10% workforce reduction in April 1998, a 15% workforce reduction in June 1998 and an additional 16% workforce reduction in September 1998, as well as curtailing discretionary spending and capital expenditures. In June 1998, we combined our Acuity 2-D machine vision operations with our CiMatrix 1-D and 2-D barcode reading and data collection operations.

     Primarily as a result of these steps, we took a total of $6.6 million in charges in fiscal 1998. $3.8 million was recorded for severance payments to approximately 350 terminated employees, all of whom were terminated prior to September 30, 1998. The terminated employees represented all functions across all of our operating divisions. Of the $3.8 million, approximately $2.4 million was paid in cash to employees prior to September, 30, 1998. $1.5 million was recorded for costs associated with changing distributors in Asia. The charge was recorded in the quarter ended March 31, 1998. Of this charge, $1.0 million represents the write-off of our investment in our bankrupt Korean distributor. We terminated our business relationship with the distributor after it could no longer meet its commitment to service our existing installed base of customers in Korea nor meet our sales goals. The remaining charge represents termination of the distributor of our product in Japan. The terms of an agreement to end our business relationship with the Japanese distributor were reached at the end of our second fiscal quarter. Under this agreement, we were to repurchase from the distributor certain demonstration equipment used in selling our product and settle outstanding commitments of the distributor. The approximately $0.5 million charge represents our liability under the agreement, net of the realizable value of assets recovered from the Japanese distributor.

     The charges also included a $1.1 million non-cash write-down of previously capitalized software development costs associated with currently inactive products and $0.2 million in costs associated with the consolidation of the Acuity and CiMatrix operations. As a result of these measures, our research and development expenses and selling, general and administrative expenses, combined, were reduced from $23.0 million in the second quarter to $19.3 million in the fourth quarter of fiscal 1998.

     Our research and development expenses were $28.1 million, or 16.6% of revenues, in fiscal 1998, compared to $25.5 million, or 15.0% of revenues, in fiscal 1997. The higher level of research and development expenses reflected our continued investment in new products, including new semiconductor inspection and component handling systems, as well as new visual inspection and data collection products. During fiscal 1998, we capitalized $7.4 million of its software development costs, in accordance with SFAS No. 86, compared to $4.8 million in fiscal 1997.

     Our selling, general and administrative expenses were $58.9 million, or 34.8% of revenues, in fiscal 1998, compared to $48.3 million, or 28.5% of revenues, in fiscal 1997. The year-to-year increase in expenses is largely related to personnel additions to our sales and marketing organizations, primarily in the first half of fiscal 1998. In addition, legal costs associated with patent infringement and fraud litigation which we initiated against General Scanning, now known as GSI Lumonics, and its View Engineering subsidiary were $4.5 million in fiscal 1998.

     We incurred merger costs of $0.6 million in the first quarter of fiscal 1998 related to our acquisition of Vanguard Automation.

     Net interest expense was $2.3 million in fiscal 1998 compared to $0.3 million in fiscal 1997. The increase in interest expense is a result of the significantly higher level of bank borrowings in fiscal 1998. Proceeds from bank borrowings during fiscal 1998 were primarily used to fund working capital requirements and results of operations.

     There was no tax provision in fiscal 1998 as a result of the loss for the period. In fiscal 1997, we had a tax provision of $0.7 million relating to minimum federal and state income taxes.

     For fiscal 1998, we had a net loss of $40.5 million, or a loss of $1.65 per share. The net loss for fiscal 1998 included inventory provisions of $16.6 million and unusual charges of $6.6 million. In fiscal 1997, we had net income of $0.6 million, or $0.03 per share.

FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND 1996

     Our revenues of $169.3 million for the year ended September 30, 1997 represent an increase of $15.4 million or 10.0%, over revenues of $154.0 million for the year ended September 30, 1996. The increase in revenues was primarily attributable to increased shipments of our LS-3000 Series and GS-5000 Series semiconductor lead inspection systems.

     The gross profit margin for the fiscal year ended September 30, 1997 was 46%, as compared to 45% for the fiscal year ended September 30, 1996.

     Continued development of our LS-3000 and GS-5000 series of lead scanning systems, computerized visual inspection equipment, and barcode scanning and data collection equipment, as well as the ID-1 aircraft wing ice detection system, primarily accounted for $25.5 million in research and development expense, net of capitalized software development costs, during the year ended September 30, 1997, as compared to $21.8 million during fiscal 1996. In our fiscal year ended September 30, 1997, we capitalized $4.8 million of software development costs as compared to $2.6 million over the comparable 1996 period in accordance with the provisions of SFAS No. 86. Capitalized software development costs for the fiscal year ended September 30, 1997 include $0.8 million of costs related to certain acquired subsidiaries. These subsidiaries had not capitalized any software development costs in prior years because prior to their respective acquisitions by us, they had not utilized detailed program designs in the software development process. In general, the software development costs incurred by these subsidiaries between the time working models were available and the related software projects were released to customers were not material.

     Our selling, general and administrative costs of $48.3 million increased by $3.4 million or 7.6%, for the year ended September 30, 1997 as compared to $44.9 million in the prior fiscal year, primarily as a result of increased marketing and distribution costs. For the year ended September 30, 1997, our net interest expense was $0.3 million compared to net interest income of $0.2 million in the comparable period in 1996. The decrease is a result of using a significant portion of our cash to finance growing accounts receivable and inventory as our revenue increased.

     Our net income for the year ended September 30, 1997 was $0.6 million or $0.03 per share, as compared to net income of $0.8 million, or $0.04, for the year ended September 30, 1996.

     During the fiscal year ended September 30, 1997, we recorded a net provision for income taxes of $0.7 million. The current year provision primarily relates to minimum federal and state income taxes which were partially offset by a decrease in the valuation allowance relating to deferred tax assets which emanated from a change in the legal structure of certain subsidiaries which eliminated certain limitations on our utilization of net operating losses of acquired subsidiaries. During the fiscal year ended September 30, 1996, we recorded a net benefit from income taxes of $1.2 million. This benefit primarily resulted from a decrease in the valuation allowance relating to deferred tax assets which emanated from our profitable operations in fiscal 1996, and the extent to which we substantiated projected future earnings.

     Our net deferred tax assets at September 30, 1997 and 1996 of $8.8 million and $8.1 million, respectively, are equivalent to the benefit to be derived from net operating loss carryforwards, and net deductible temporary differences that were expected to be utilized to offset future taxable income projected as of the respective balance sheet dates. The valuation allowance as of September 30, 1997 relates primarily to net operating loss carryforwards and tax credit carryforwards of Acuity and CiMatrix which are subject to annual limitations.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash balance increased $1.1 million, to $3.5 million, in the nine months ended June 30, 1999, as a result of $8.1 million of net cash used in operating activities, $5.6 million of net cash used for additions to plant and equipment and software development costs, $4.8 million of net cash provided by the sale of assets and $10.0 million of net cash provided by financing activities.

     The $8.1 million of net cash used in operating activities was largely a result of the operating loss for the nine month period, after non-cash depreciation and amortization charges, combined with the reduction in accounts payable and accrued expenses. Accounts receivable decreased $2.6 million in the nine months ended June 30,1999. Inventories declined $4.6 million in the nine months ended June 30, 1999, primarily as a result of inventory reductions in our semiconductor equipment group.

     Our cash balance declined from $8.8 million at September 30, 1997 to $2.4 million at September 30, 1998, as a result of $18.7 million of net cash used in operating activities, $9.1 million of net cash used for additions to plant and equipment and $21.5 million of net cash provided by financing activities. The $18.7 million of net cash used in operating activities was primarily a result of the loss for the year, less non-cash depreciation and amortization charges.

     Additions to plant and equipment were $1.5 million in the nine months ended June 30, 1999, which were substantially below depreciation charges of $5.4 million in the period. Additions to software capitalization were $4.1 million in the nine months ended June 30, 1999. During fiscal 1998, we had net additions to plant and equipment of $9.1 million, which exceeded depreciation charges of $6.1 million. The additions to plant and equipment were primarily for equipment used in research and development activities, as well as customer support activities. Total depreciation and amortization charges for the nine months ended June 30, 1999 were $8.0 million compared to $5.5 million in the same period in fiscal 1998 due to higher levels of fixed assets, capitalized software and other intangibles during fiscal 1999 compared to the first half of fiscal 1998.

     Accounts payable were $18.8 million at June 30, 1999, as compared with $21.4 million at September 30, 1998 and $23.3 million at September 30, 1997, respectively. The reductions in accounts payable and accrued expenses, combined, of $10.0 million in the nine months ended June 30, 1999, reflects the combination of lower inventory purchases, cash paid for severance and other charges, as well as a reduction of past due vendor balances. The reduction in accounts payable in fiscal 1998 was a result of the significantly lower level of inventory purchases made by us in the second half of fiscal 1998. As a result of our negative cash flow from operations during fiscal 1998 and the nine months ended June 30, 1999, we had a substantial portion of our accounts payable balances which were beyond normal vendor payment terms at June 30, 1999.

     We have a revolving credit agreement with three domestic banks which is collateralized by substantially all of our domestic tangible and intangible assets. Borrowings under the agreement currently bear interest at the prime rate, plus two percent. At June 30, 1999, we had borrowings of $35.3 million outstanding under our revolving credit agreement with our domestic banks, compared to $37.5 million in borrowings outstanding at September 30, 1998. During the third quarter of fiscal 1999, we amended our credit agreement with our banks to waive compliance with certain financial covenants through March 31, 1999 and to establish new financial covenants for the balance of the term of the loan. We were in compliance with the new covenants at June 30, 1999. We must either repay our total bank indebtedness prior to March 18, 2000, negotiate an extension of our bank credit facility or obtain replacement financing. We cannot assure investors that we will be able to do so. In conjunction with the amendment to the credit agreement, the Company issued warrants to its lending banks totaling 750,000 shares, at an exercise price of $4.02 per share, of which 250,000 shares are immediately exercisable. All, or a portion, of the remaining 500,000 shares are only exercisable if the lending banks extend the credit agreement beyond the original maturity date for a pre-determined period.

     Accounts receivable at June 30, 1999 decreased by $2.6 million from $32.4 million at September 30, 1998 to $29.8 million. By way of comparison, our accounts receivable at September 30, 1997 were $50.6 million. This reduction in accounts receivable largely reflects our lower level of revenues in the fourth quarter of fiscal 1998, as well as the first nine months of fiscal 1999.

     Inventories were $31.2 million at June 30, 1999, compared to $36.2 million at September 30, 1998, a reduction of $5.0 million, as we continued to consume short-term excess levels, particularly in our semiconductor equipment group. Inventories in fiscal 1998 were reduced $2.9 million, which included a total of $16.6 million in inventory provisions. Excluding the inventory provisions, the increase in inventories in fiscal 1998 was largely a result of revenues declining significantly below expectations, beginning late in the second quarter, which resulted in higher than planned ending inventory levels. We minimized our level of inventory purchases in the second half of fiscal 1998, which reduced inventories $3.6 million, excluding the inventory provisions.

     The increase in other long-term assets of $8.4 million largely reflects an increase in capitalized software development costs during fiscal 1998, net of amortization, of $4.6 million, and an intangible asset of $3.75 million reflecting the technology license and non-competition agreement obtained as a result of our settlement agreement with General Scanning, Incorporated, discussed below. We have classified our net deferred tax asset as a long-term asset as a result of the loss for fiscal 1998 and the current uncertainty of realizing this tax benefit in the near-term.

     In June 1998, we and GSI executed a settlement agreement of our claims against GSI, which we had asserted in an action initiated by us in the United States District Court for the Eastern District of New York, arising out of GSI's acquisition of View Engineering in August 1996, in which we claimed that GSI had used information improperly obtained from us in connection with the acquisition. GSI denied all such claims. Under the settlement agreement, GSI has agreed not to compete for ten years in the inspection of interconnect leads of semiconductor packages. Under the settlement, GSI licensed its 2-D and 3-D vision technology solely to us exclusively for our use in the inspection of semiconductor interconnection leads. In consideration for the technology license and non-competition agreement, we agreed to pay GSI $3.75 million, of which $1.50 million represents 271,493 shares of our common stock and the balance of $2.25 million is evidenced by a subordinated note payable with a maturity date of five years.

     Accrued expenses decreased from $22.3 million at September 30, 1998 to $15.0 million at June 30, 1999 primarily as a result of cash payments of $1.2 million for severance and other charges recorded in fiscal 1998. Included in accrued expenses at June 30, 1999 are $0.5 million of expected future cash outlays associated with the severance and other charges of $6.6 million in fiscal 1998.

     In February 1999, we completed a private placement of $11.0 million in stated value of prepaid warrants from which we derived net proceeds of approximately $10.0 million.

     In April 1999, we completed a private placement of 1,309,850 shares of our common stock to a single corporate investor, from which we derived net proceeds of approximately $2.9 million.

     In July 1999, we completed a private placement of common stock and common stock purchase warrants from which we derived net proceeds of approximately $6.7 million. As a consequence of this transaction, the respective exercise price of our prepaid warrants and, pursuant to their antidilution provisions, our incentive warrants have been each reduced to $3.96 per share.

     We believe that through a combination of proceeds from the several 1999 private financings, obtaining additional external capital and existing receivables and inventories and either the renegotiation of our bank credit facility or its replacement with alternative bank financing, we will have sufficient liquidity to fund our cash requirements for at least the next 12 months. We can give no assurance of our ability to either renegotiate or replace our current bank credit facility prior to its expiration in March 2000. Our inability to renegotiate or replace this facility would result in severe constraints upon our then available cash resources, which may affect our ability to acquire raw materials and supplies to satisfy orders for our products, thereby reducing the likelihood that we could sustain our operations at their pre-default levels.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", both of which will be effective for RVSI in fiscal year 1999. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 131 establishes standards for the way that public business enterprises report selected information about operating segments. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 130 in fiscal 1999 resulted in additional disclosure for RVSI in our consolidated financial statements for the three months ended December 31, 1998. The adoption of SFAS No. 131 in fiscal 1999 will require additional disclosures in our consolidated financial statements for the year ending September 30, 1999.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", which RVSI is required to implement no later than fiscal year 1999. SFAS No. 132 is an amendment to SFAS Nos. 87, 88 and 106. The statement standardizes disclosure requirements for pension and post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain other disclosures. The implementation of SFAS No. 132 is not expected to have a material effect on our consolidated financial statements.

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities", which RVSI is required to implement no later than fiscal year 2000. SOP 98-5 establishes standards that require start-up and organization costs to be expensed as incurred. The implementation of SOP 98-5 is not expected to have a material effect on our consolidated financial statements.

     In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities" -- "Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 137 delays the implementation of SFAS No. l33 until our fiscal year ending September 30, 2001. We have not completed our evaluation of the effects of SFAS 133.

EFFECT OF INFLATION

     We believe that the effect of inflation has not been material during each of the years ended September 30, 1998, 1997 and 1996, respectively.

YEAR 2000 STATUS

     We are aware of the potential for business disruption due to the Year 2000 issue, and have taken steps to assess and address these issues. We are addressing Y2K compliance in three major areas: internal operating systems, including sales, purchasing, production, engineering, and finance; products, including installed base and new products; and third parties, vendors. Based on current internal audits, management believes that it has established a Y2K plan which will address these issues.

     In order to assess Y2K compliance in our internal operating systems, we first took an inventory of all such systems and identified those which are critical to our operations. All such systems have been or will be tested for Y2K compliance by September 30, 1999. Based on the results of testing to date, it is estimated that about 80% of these systems are Y2K compliant. All non-compliant systems will be brought into compliance by October 31, 1999, either by upgrades or replacement.

     With the exception of one minor product which we purchase from a third party and resell, all of our products currently being shipped, as well as a large part of our installed base, are Y2K compliant. We expect that this non-compliant product will be brought into compliance by September 1999. Customers of that part of our older installed base which is not Y2K compliant will be offered upgrade options, or replacements, which are Y2K compliant.

     The area of Y2K compliance which poses the greatest risk to us is our vendors, because of our lack of control over their products and operations. In order to assess their compliance, we are in the process of surveying all major vendors. We completed these surveys in June 1999, and expect that any compliance issues will be addressed by October 31, 1999.

     Costs associated with our Y2K compliance program are not anticipated to be substantially different than normal, recurring costs, and are not expected to materially affect financial results.

     While we believe that our Y2K compliance program is on plan for assessing and addressing any Y2K issues, full compliance can not be assured until this effort is complete. In particular, despite our best efforts, we may be unable to establish with certainty the compliance of third party vendors, including those outside the United States. It is possible that the non-compliance of a key vendor could interrupt our production schedules and adversely impact our ability to make timely deliveries of our products.

     As this program progresses, we will be better able to assess our Y2K status in all of the areas outlined above, and focus our efforts on any Y2K issues which become identified. By October 31, 1999, we will also develop contingency plans to be put into place in the event that any of our corrective actions fail to fully address the Y2K issues.

MARKET RISK

     Financial instruments that potentially subject us to concentrations of credit-risk consist principally of cash equivalents and trade receivables. We place our cash equivalents with high-quality financial institutions, limit the amount of credit exposure to any one institution and have established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. Our trade receivables result primarily from sales to semiconductors manufacturers located in North America, Japan, the Pacific Rim and Europe. Receivables are mostly from major corporations, distributors or are supported by letters of credit. We maintains reserves for potential credit losses and such losses have been immaterial.

     We are exposed to the impact of fluctuation in interest rates, primarily through our borrowing activities. Our policy has been to use U.S. dollar denominated borrowings to fund our working capital requirements. The interest rates on our current borrowings fluctuate with current market rates. The extent of risk associated with an increase in the interest rate on our borrowings is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements. At June 30, 1999, we had bank borrowings outstanding of $35.3 million and a long-term note payable of $2.9 million which have a variable interest rate. Using a yield to maturity analysis and assuming an increase in the interest rate on these borrowings of 78 basis points (10% fluctuation in the rate), interest rate variability on these borrowings would not have a material effect on our financial results.

     We are also exposed to the impact of foreign currency fluctuations. During fiscal 1998, most local currencies of our international subsidiaries weakened against the U.S. dollar. Since we translate foreign currencies into U.S. dollars for reporting purposes, these weakened currencies have a negative, though immaterial, impact on our results. We also believe that our exposure to currency exchange fluctuation risk is insignificant because our international subsidiaries sell to customers, and satisfy their financial obligations, almost exclusively in their local currencies. During fiscal 1998, we did not engage in foreign currency hedging activities. Based on a hypothetical ten percent adverse movement in foreign currency exchange rates, the potential losses in future earnings, fair value of risk-sensitive instruments, and cash flows are immaterial, although the actual effects may differ materially from the hypothetical analysis.

     We estimate the fair value of our notes payable and long-term liabilities based on quoted market prices for the same or similar issues or on current rates offered to us for debt of the same remaining maturities. For all other balance sheet financial instruments, the carrying amount approximates fair value.

                                    BUSINESS

GENERAL

     We design, manufacture, market and sell automated 1-dimensional, 2-dimensional and 3-dimensional machine vision-based products and systems for inspection, measurement and identification.

     The diversity of our product lines has grown substantially in the past several years, primarily as a result of acquisitions. Our acquisition history is summarized below.

  NAME OF ACQUIRED COMPANY       DATE OF ACQUISITION               PRODUCTS
  ------------------------       -------------------               --------
Acuity Imaging, Inc.             September 20, 1995     2-D vision systems for diverse
                                                        markets
International Data Matrix,       October 23, 1995       Data matrix symbology code
  Incorporated                                          readers
NorthEast Robotics, Inc.         May 3, 1996            Illumination products for
                                                        machine vision systems
Computer Identics Corporation    August 30, 1996        Standard barcode products,
                                                        data collection networks and
                                                        systems for data collection
                                                        and material handling markets
Systemation Engineered           October 1, 1996        Tape-and-reel, and tube and
  Products, Inc.                                        tray based component
                                                        processing systems for
                                                        semiconductor and electronics
                                                        industries
Vanguard Automation, Inc.        December 18, 1997      Ball grid array and chip scale
                                                        packaging equipment for
                                                        semiconductor and connector
                                                        industries

PRINCIPAL PRODUCTS AND PRODUCT DEVELOPMENT

SEMICONDUCTOR EQUIPMENT GROUP

     Our Semiconductor Equipment Group is comprised of our Electronics division, as well as our wholly owned subsidiaries, Systemation Engineered Products and Vanguard Automation, Inc.

     The Electronics division supplies inspection equipment to the semiconductor industry. The division's LS, GS and CS Series lead scanning systems offer automated, high-speed, 3-D semiconductor package lead inspection with the added feature of non-contact scanning of the packages in their shipping trays ("in-tray scanning"). The systems use a laser-based, non-contact, 3-D measurement technique to inspect and sort quad flat packs, thin quad flat packs, chip scale packages ("CSP"), ball grid arrays ("BGA") and thin small outline packs in their carrying trays. The system measurements include coplanarity, total package height, true position spread and span, as well as lead angle, width, pitch and gap.

     Systemation offers tape-and-reel component processing systems designed to handle and inspect CSP and BGA packages. We believe that Systemation's expertise in designing and manufacturing systems that handle components in tubes provides us with the means to further expand the breadth of our product offerings to the semiconductor market.

Systemation is also the primary supplier of tape-and-reel systems to the electronics division.

     Vanguard is a supplier of BGA and CSP equipment for the semiconductor and connection industries. Customers for Vanguard's proprietary BGA and CSP equipment include over a dozen of the top semiconductor manufacturers in the world.

ACUITY CIMATRIX DIVISION

     In June 1998, we combined our Acuity Imaging division, which was comprised of Acuity Imaging and Northeast Robotics, Acuity's wholly owned subsidiary, with our CiMatrix division, which was comprised of Computer Identics and International Data Matrix, both our wholly owned subsidiaries. The combined operations is called the Acuity CiMatrix division.

     The Acuity CiMatrix division designs, manufactures and markets 1-D and 2-D data collection products and barcode reading systems, as well as 2-D machine vision systems and lighting products for use in industrial automation. These products are used by a broad range of businesses, including customers in the semiconductor, electronics, automotive, pharmaceutical, consumer products, postal services and material handling industries. The Acuity CiMatrix division also supplies certain machine vision products to our Semiconductor Equipment Group. In addition, we own the patent to the data matrix code, a 2-D code resembling a scrambled checkerboard. Due to its small size relative to the 1-D bar code label, the data matrix code can be directly marked on parts and components greatly enhancing a manufacturer's capability for serialization and traceability.

     Machine vision systems use an image processing computer, software and electronic cameras to perform such functions as measurement, flaw detection and inspection of manufactured products. Our data collection and bar code reading systems use similar functionality to read and collect data from 1-D and 2-D bar codes for purposes such as sortation, manufacturing quality control, traceability and security.

     In September 1998, Acuity CiMatrix introduced Visionscape, the first machine vision product platform on a single PCI board for the Pentium/Windows PC. This product family is designed to meet the needs of both original equipment manufacturers, which incorporate vision products into their systems, as well as for direct use by manufacturers on their factory floor.

     In December 1998, Acuity CiMatrix introduced the MXi, the first hand-held imager for reading digital direct part marks, 1-D barcodes and new, digital 2-D symbologies, such as the Data Matrix code. The MXi is a result of a joint development and marketing arrangement with Polaroid which began in 1997. This arrangement, which provides for our joint ownership of the MXi technology with Polaroid, required us to assume responsibility for the development software and design specifications of the MXi, while Polaroid assumed responsibility for the MXi's visual camera aspects and for its manufacture. We have agreed to acquire the finished product from Polaroid at its standard cost, after which we are solely responsible for its marketing and distribution. We will share any profit, after recovery of our marketing costs, with Polaroid.

     Our arrangement with Polaroid has an initial term of three years and thereafter will automatically renew for successive one year terms. Either we or Polaroid can cancel this arrangement at any time upon six months' prior notice to the other. If, upon cancellation, the non-canceling party wishes to continue marketing the MXi, it must pay the canceling party a 5% royalty on its MXi sales. If we are the canceling party and we wish to continue marketing the MXi, we must also reimburse Polaroid up to 50% of its then unrecovered costs up to a maximum of $950,000.

     As of June 30 1999, final MXi specifications had not been satisfied and we had not given Polaroid any firm purchase commitments for the MXi other than for an immaterial number of pre-production units for customer testing.

MANUFACTURING

     Each of our production facilities are capable of fabricating and assembling total electronic and electromechanical systems and subsystems. Facilities include assembly and wiring operations that have the ability to produce complex wiring harnesses, as well as intricate electronic subassemblies. We maintain comprehensive test and inspection programs to ensure that all systems meet exacting customer requirements for performance and quality workmanship prior to delivery.

MARKETING AND SALES

     Our Semiconductor Equipment Group's marketing strategy focuses on cultivating long-term relationships with the leading manufacturers of electronic and semiconductor inspection and quality control equipment. Its marketing efforts rely heavily on direct sales methods. The selling cycle for products, generally, is between six to nine months from initial customer contact to closure. A lengthier process is often the case in the purchase of an initial unit. Subsequent purchases require less time and often result in multiple orders. Group sales activities in the domestic market are handled by direct sales personnel. The group also maintains sales capabilities in both Europe and the Far East through independent sales representatives and distributors, providing access to all major markets for electronic and semiconductor test equipment. Sales and technical support offices are maintained in Singapore and Taiwan.

     The Acuity CiMatrix division markets its products through a combination of direct sales personnel, distributors and system integrators. For sales made through distributors, the Acuity CiMatrix Division supports these activities with direct sales management and technical support personnel. Besides sales and support offices in various locations in the United States, the Acuity CiMatrix Division also maintains sales and support offices in the United Kingdom, France and Germany.

SOURCES OF SUPPLY

     To support our internal operations and to extend our overall capacity, we purchases a wide variety of components, assemblies and services from proven outside manufacturers, distributors and service organizations. We have not experienced any significant difficulty in obtaining adequate supplies to perform under our contracts.

     A number of our components and sub-systems are purchased from single sources. We believe that alternative sources of supply could be obtained, if necessary, without major interruption in production. In addition, certain products or sub-systems developed and marketed by the Acuity CiMatrix division are incorporated into the Semiconductor Equipment Group's product offerings.

PROPRIETARY PROTECTION

     At June 30, 1999, we owned over 100 issued U.S. patents, with expiration dates ranging from 1999 to 2014. We also have various U.S. and foreign registered trademarks.

     We do not believe that our present operations are materially dependent upon the proprietary protection that may be available to us by reason of any one or more of such patents. Moreover, as its patent position has not been tested, with the exception of the litigation referred to elsewhere in this prospectus, we can give no assurance as to the effectiveness of the protection afforded by patent rights.

CUSTOMERS

     Intel Corporation accounted for 5%, 20%, 23% and 13% of our revenues during our nine months ended June 30, 1999 and our fiscal years ended September 30, 1998, 1997 and 1996, respectively. No other customer accounted for more than 10% of sales during the fiscal years ended September 30, 1998, 1997 and 1996, respectively. No customer accounted for more than 10% of sales during the three month fiscal period ended December 31, 1998.

     Revenues from unaffiliated customers generated by our European subsidiaries were $7,558,000, $14,556,000, $16,812,000 and $16,226,000 for the nine months ended June 30, 1999 and the years ended September 30, 1998, 1997 and 1996, respectively.

     Total revenues from customers outside the U.S. were $46,157,000, $108,711,000, $115,854,000 and $97,483,000 for the nine months ended June 30,
1999 and the years ended September 30, 1998, 1997 and 1996, respectively.

BACKLOG

     At June 30, 1999 our backlog was $27.9 million as compared to $16.9 million and $43.2 million at September 30, 1998 and September 30, 1997, respectively. We believe that most of our backlog at June 30, 1999 will be delivered in the next 12 months. The change in our backlog in these periods is a reflection of short term business levels and customer lead times. We do not believe that our backlog at any particular time is necessarily indicative of our long-term future business.

COMPETITION

     We believe that machine vision has evolved into a new industry over the past several years, in which a number of machine vision-based firms have developed successful industrial applications for the technology. We are aware that a large number of companies, estimated to be upward of 100 firms, entered the industry in the 1980's and that most of these were small private concerns. Over the last several years the number of competitors has narrowed to less than
25. We believe this is attributable, to a large extent, to consolidation within the industry. Our principal competitor is Accusort in 1-D scanning and Cognex in machine vision, respectively. We believe that we are a significant competitor in the machine vision industry based upon the breadth of our product lines, our customer base and our board array of patents. The pricing of our semiconductor inspection systems, is somewhat higher, generally, than that of our competitors, but we do not regard this factor as a significant competitive disadvantage as customers have historically enhanced their willingness to pay our asking prices to obtain features that are unavailable in our competitors' product offerings.

RESEARCH AND DEVELOPMENT

     Our sponsored research and development efforts over recent years have been largely devoted to continued development of advanced 2-D and 3-D vision technology and applications software for use in various inspection and process control automation systems.

Research and development has also included activity related to automatic identification technology development. Research and development expenditures, net of capitalized software development costs, were $15,276,000, $28,121,000, $25,465,000 and $21,834,000 for the nine months ended June 30, 1999 and the years ended September 30, 1998, 1997 and 1996, respectively. In the nine months ended June 30, 1999 and in the fiscal years ended September 30, 1998, 1997 and 1996, RVSI capitalized $4,096,000, $7,397,000, $4,842,000 and $2,630,000,
respectively, of its software development costs in accordance with the provisions of Statement of Financial Accounting Standards No. 86.

ENVIRONMENTAL REGULATION

     We believe that compliance with federal, state, local and, where applicable, foreign environmental regulations does not have any material effect on our capital expenditures, earnings or competitive position.

EMPLOYEES

     At June 30, 1999 we employed 664 persons, of whom 240 were engineering and other technical personnel. None of our employees is a member of a labor union.

FACILITIES

     Our executive offices, as well as our Acuity CiMatrix division, are located in a 60,000 square foot facility in Canton, Massachusetts. The Acuity CiMatrix division also maintains a 50,000 square foot engineering facility in Nashua, New Hampshire and its Northeast Robotics operations are located in a 12,000 square foot facility in Weare, New Hampshire. Our electronics division is located in a 65,000 square foot facility located in Hauppauge, New York. Systemation's operations are located in a 90,000 square foot facility located in New Berlin, Wisconsin and Vanguard's operations are located in a 38,000 square foot facility in Tucson, Arizona.

     We also maintain sales and service offices across the United States to support our various operations. The Acuity CiMatrix division has sales and service offices in the United Kingdom, France and Germany. We maintain sales and service offices in Singapore and Taiwan to support our semiconductor equipment group's operations.

     All of our facilities are leased, with lease expiration dates ranging from 1999 to 2013.

LEGAL PROCEEDINGS

     We initiated two actions in the United States District Court for the Central District of California against GSI and its View subsidiary, alleging infringement by View of a number of our patents relating to View's assembly and distribution of View's own 3-D machine vision products. In June 1998, the Court, in the first of these actions, involving the coplanarity inspection of ball grid array semiconductor package substrates, found infringement by View and granted our request for injunctive relief against View. This ruling has been appealed by View to the United States Appeals Court for the Federal Circuit. The second of these actions, in which we have sought both injunctive relief and monetary damages of not less than $75.0 million, is presently expected to come to trial on or about November 15, 1999.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE REGISTRANT

     Set forth below is information concerning each of our directors and executive officers.

NAME                                    AGE            POSITIONS AND OFFICES
----                                    ---            ---------------------
Pat V. Costa..........................  55     Chairman of the Board, President,
                                               and Chief Executive Officer
Howard Stern..........................  61     Senior Vice President and Director
Frank D. Edwards......................  45     Chief Financial Officer and Secretary
Curtis W. Howes.......................  48     Vice President
John S. O'Brien.......................  45     Vice President
Earl H. Rideout.......................  52     Senior Vice President
Neal H. Sanders.......................  50     Vice President
Frank A. DiPietro.....................  72     Director
Jay M. Haft...........................  63     Director
Tomas Kohn............................  58     Director
Donald J. Kramer......................  66     Director
Mark J. Lerner........................  46     Director
Robert H. Walker......................  63     Director

     PAT V. COSTA has served as our president, chief executive officer and chairman of our board of directors since 1984. Previously and from 1977, Mr. Costa was employed by GCA Corporation, most recently in the capacity of executive vice president. GCA was engaged in the manufacturing of various electronic instrumentation equipment and systems.

     HOWARD STERN has been our senior vice president and technical director since 1984. Previously and from 1981, he was our vice president. Mr. Stern has been a director since 1981.

     FRANK D. EDWARDS joined us in March 1999 as our corporate vice president of finance, secretary and chief financial officer. Prior to joining us and since 1986, he was employed by Electronic Designs, Inc. Most recently, until that company's merger with Bowmar Instrument Corporation in October 1998, he was senior vice president and chief financial officer and a member of its board.

     CURTIS W. HOWES joined us in May 1997 as corporate vice president of automatic identification. From 1991 to 1997, he was employed by Intermec Corporation, most recently as general manager of Intermec's imaging systems division, which designed, manufactured and sold vision-based products for symbology reading.

     JOHN S. O'BRIEN joined us in February 1997 as corporate vice president of human resources. Previously and from 1990, he was vice president, human resources and chief financial officer of Charles River Data Systems, an imbedded systems developer and manufacturer.

     EARL H. RIDEOUT has been corporate senior vice president of our semiconductor equipment group since January 1997. Previously and from 1989 he was vice president/general manager of our electronics division.

     NEAL H. SANDERS joined us in February 1999 as corporate vice president of corporate communications and investor relations. From 1980 through 1998, he held comparable positions at Analog Devices, Inc., Bolt Beranek and Newman, Inc., Information Analysis, Inc. and Microdyne Corporation.

     FRANK A. DIPIETRO has been a director since 1992. Mr. Dipietro began his career with General Motors in 1944. During his forty-six year career with GM, he was actively involved in automobile assembly and manufacturing engineering systems. He retired in 1990 and continues as a consultant in laser systems in several industries, most recently for the University of Michigan in evaluating laser applications in the global auto industry. At the time of his retirement, Mr. DiPietro held the position of director of manufacturing engineering, Chevrolet-Pontiac-Canada car group, for GM. In 1996, he was elected to the position of director-at-large for the Society of Manufacturing Engineers.

     JAY M. HAFT has been a practicing attorney for over 30 years and a strategic and financial consultant for growth stage companies. Mr. Haft, who has been a director since 1977, also serves as chairman of Noise Cancellation Technologies, Inc. and Extech, Inc. both public companies whose respective securities are traded on the Nasdaq Small Cap Market. He is a managing general partner of Gen Am "1" Venture Fund, an international venture capital fund. Mr. Haft is also a director of numerous other public and private corporations. From 1989 until 1994, he was a partner of Parker Duryee Rosoff & Haft in New York, New York. He is currently of counsel to such firm.

     TOMAS KOHN, a director of RVSI since 1997, has been a professor of management at Boston University's School of Management in the undergraduate, MBA, and executive MBA programs since 1988. Dr. Kohn is the chairman of Conduit del Ecuador, a steel tubing manufacturer, and a member of the board of Ideal-Alambrec, a steel wire manufacturer, both in Quito, Ecuador. He has held these positions since 1974 and 1972, respectively. From 1987 until our acquisition of Computer Identics in 1996, Dr. Kohn was a member of Computer Identics' board, and its chairman since 1992. From 1986 until 1995, Dr. Kohn was a member of the board of N.V. Bekaert S.A., the world's largest independent steel wire manufacturer. N.V. Bekaert was a major shareholder of Computer Identics.

     DONALD J. KRAMER was chairman of Acuity from 1994 until our acquisition of Acuity in 1995, at which time he became one of our directors. Mr. Kramer served as a director of Itran Corp. from 1982 until its merger with Automatix in 1994, at which time the merger survivor assumed the Acuity name. Mr. Kramer is a private investor and was a special limited partner of TA Associates, a private equity capital firm located in Boston, Massachusetts, from January 1990 to March 1996. For the previous five years, Mr. Kramer was a general partner of TA Associates. In January 1997, Mr. Kramer was elected to the board of publicly-owned Micro Component Technology, Inc. Mr. Kramer is also a director of several privately held companies.

     MARK J. LERNER has been president of Morgen, Evan & Company, Inc., an investment banking firm which focuses on Japanese-U.S. transactions, since 1992. Previously and from 1990, he was a managing director at Chase Manhattan Bank where he headed the Japan corporate finance group. From 1982 to 1990 Mr. Lerner worked in the investment banking division of Merrill Lynch as head of its Japan group, coordinating its New York-based Japanese activities with professionals in Tokyo and London. He has been a director of RVSI since 1994.

     ROBERT H. WALKER was, before his retirement in March 1998, our executive vice president and secretary-treasurer, a position he had held since 1986. From 1984 to 1986 he was our senior vice president. From 1983 to 1985 he also served as our treasurer. He has been a director of RVSI since 1990. Mr. Walker is also a director of Tel Instrument Electronics Corporation, a publicly-owned company.

COMPENSATION

     Set forth below is the aggregate compensation for services rendered in all capacities during our fiscal years ended September 30, 1998, 1997 and 1996 by our chief executive officer. Each of our four other most highly compensated executive officers whose compensation exceeded $100,000 during our fiscal year ended September 30, 1998 and two other executive officers who would have been disclosed had they been employed at the fiscal year end.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG TERM COMPENSATION
                                      ANNUAL COMPENSATION        ----------------------------------
                                 -----------------------------           AWARDS            PAYOUTS
                                                        OTHER    ----------------------   ---------      ALL
NAME AND                                               ANNUAL    RESTRICTED               LONG TERM     OTHER
PRINCIPAL                                              COMPEN-     STOCK      NUMBER OF   INCENTIVE    COMPEN-
POSITION                  YEAR    SALARY    BONUS(1)   SATION      AWARDS      OPTIONS     PAYOUTS    SATION(2)
---------                 ----   --------   --------   -------   ----------   ---------   ---------   ---------
Pat V. Costa............  1998   $315,016   $55,000      --         --           --          --        $2,400
  Chief executive         1997    293,478   $50,000      --         --           --          --        $2,375
  officer                 1996    252,801   $85,000      --         --           --          --        $2,250

John J. Arcari(3).......  1998   $175,008   $ 5,000      --         --           --          --            --
  Former chief financial
  officer

Curtis W. Howes.........  1998   $138,231   $20,000      --         --           --          --        $  300
  Vice president

Earl H. Rideout.........  1998   $150,010   $25,000      --         --           --          --        $2,400
  Senior vice president   1997    143,318   $25,000      --         --           --          --        $2,400
                          1996    122,747   $40,000      --         --           --          --        $2,250

Howard Stern............  1998   $165,006   $30,000      --         --           --          --        $2,400
  Senior vice president   1997    159,625   $30,000      --         --           --          --        $2,375
                          1996    144,544   $60,000      --         --           --          --        $2,250

Steven J. Bilodeau(4)...  1998   $232,497   $50,000      --         --           --          --        $2,400
  Former executive vice   1997    206,545   $45,000      --         --           --          --        $2,375
  president               1996    167,280   $75,000      --         --           --          --        $2,250

Robert H. Walker(5).....  1998   $151,362   $35,000      --         --           --          --        $2,400
  Former senior vice      1997    159,625   $35,000      --         --           --          --        $2,375
  president               1996    142,229   $60,000      --         --           --          --        $2,250

-------------------------

(1) Represents amounts earned in the prior fiscal year which were paid in the fiscal year shown. There were no bonuses earned for the fiscal year ended September 30, 1998.

(2) Represents accrued and vested payments under our retirement plan.

(3) Mr. Arcari joined us in August 1997 as our vice president-finance. Mr. Arcari resigned in March 1999.

(4) Mr. Bilodeau resigned in June 1998.

(5) Mr. Walker retired in March 1998.

OPTION GRANTS IN LAST FISCAL YEAR

     Set forth below is information with respect to our grants of stock options to each of the named persons in the summary compensation table, above.

                         NUMBER       PERCENT OF
                           OF        TOTAL OPTIONS
                       SECURITIES       GRANTED
                       UNDERLYING    TO EMPLOYEES     EXERCISE
                        OPTIONS        IN FISCAL      PRICE PER    EXPIRATION    PRESENT
NAME                    GRANTED          YEAR           SHARE         DATE       VALUE(1)
----                   ----------    -------------    ---------    ----------    --------
Curtis W. Howes......    16,667           0.6%          $4.13       5/05/03      $14,601
Curtis W. Howes......    16,667           0.6            4.13       7/01/03       16,808
Earl H. Rideout......     7,743           0.3            4.13       7/22/05       11,182
Earl H. Rideout......    34,263           1.2            3.19       9/01/04       66,662
Howard Stern.........    30,000           1.1            4.13       6/26/08       71,523
Steven J. Bilodeau...    10,000           0.4            4.13       6/26/01       16,714
Robert H. Walker.....    15,000           0.5            4.13       6/26/04       37,784
                        -------           ---           -----
                        130,340           4.7%
                        =======           ===

-------------------------

(1) Computed in accordance with the Black-Scholes option pricing model utilizing the following assumptions: volatility of 70%, risk-free interest rate of 4.3% and an expected life of five years.

OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END OPTION VALUES

     Set forth below is further information with respect to the unexercised and exercised options to purchase our common stock under our stock option plans:

                                                     NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                          SHARES                          OPTIONS AT               IN-THE-MONEY OPTIONS
                         ACQUIRED                     SEPTEMBER 30, 1998         AT SEPTEMBER 30, 1998(2)
                            ON         VALUE      ---------------------------   ---------------------------
NAME                     EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     --------   -----------   -----------   -------------   -----------   -------------
Pat V. Costa...........       --           --       207,326        309,699       $200,131          --
John J. Arcari.........       --           --        20,000         80,000             --          --
Curtis W. Howes........       --           --            --         33,334             --          --
Earl H. Rideout........       --           --        32,994         42,006       $ 38,056          --
Howard Stern...........   20,830      $30,786        15,000         60,970             --          --
Steven J. Bilodeau.....       --           --        37,973        172,027             --          --
Robert H. Walker.......       --           --        26,113         38,228             --          --

-------------------------

(1) Based on the exercise of 13,061 shares at $2.56 fair market value on the date of exercise less the $1.00 per share cost to exercise and the exercise of 7,769 shares at $2.56 fair market value on the date of exercise less the $1.00 per share cost to exercise.

(2) Based on the September 30, 1998 fair market value of $2.69 less the cost to exercise.

PENSION BENEFITS

     The following table sets forth the estimated annual plan benefits payable upon retirement in 1999 at age sixty-five after fifteen, twenty, twenty-five, thirty and thirty-five years of credited service.

                                       YEARS OF SERVICE
                        -----------------------------------------------
REMUNERATION              15        20        25        30        35
------------            -------   -------   -------   -------   -------
  $100,000...........   $19,824   $26,432   $33,041   $33,041   $33,041
  125,000............    25,525    34,033    42,541    42,541    42,541
  150,000............    31,225    41,633    52,041    52,041    52,041
  175,000............    33,505    44,673    55,841    55,841    55,841
  200,000............    33,505    44,673    55,841    55,841    55,841
  225,000............    33,505    44,673    55,841    55,841    55,841
  250,000............    33,505    44,673    55,841    55,841    55,841
  300,000............    33,505    44,673    55,841    55,841    55,841
  400,000............    33,505    44,673    55,841    55,841    55,841
  500,000............    33,505    44,673    55,841    55,841    55,841

     The amount of compensation covered by our pension plan is determined in accordance with rules established by the Internal Revenue Service and includes all dollar items shown on the summary compensation table with the exception of 401(k) contributions. Effective with the fiscal year beginning October 1, 1998, for purposes of calculating the pension benefit, earnings are limited to $160,000, as adjusted for any cost of living increases authorized by the Internal Revenue Code of 1986, as amended. This earnings limit will continue to be $160,000 for calendar year 1999.

     At September 30, 1998, Messrs. Costa, Rideout and Stern had, respectively, 14, 10 and 27 years of credited service.

     A participant in the pension plan will receive retirement income based on 23% of his final average salary up to his applicable social security covered compensation level plus 38% of any excess, reduced proportionately for less than twenty-five years of credited service at normal retirement at age 65, subject to the $160,000 limit described above. Final average salary is defined in the pension plan as the average of a participant's total compensation during the five consecutive calendar years in the ten calendar year period prior to his normal retirement date which produces the highest average. A participant is 100% vested in his accrued pension benefit after five years of service as defined in the pension plan.

EMPLOYMENT AGREEMENTS

     Mr. Pat Costa is employed as our chief executive officer and president under an indefinite term agreement which currently provides for an annual base salary of $315,000. Pursuant to the terms of his employment agreement, Mr. Costa has been granted certain rights in the event of the termination of his employment or a change in control of us. Specifically, in the event of termination for any reason other than for cause and other than voluntarily, Mr. Costa will be entitled to the continuance of salary and certain fringe benefits for a period of twelve months and may exercise all outstanding stock options which are exercisable during the twelve-month period following termination at any time within such twelve-month period. In the event of the occurrence of a change in our control (as defined in his employment agreement) and, further, in the event that Mr. Costa is not serving in the positions of our chief executive officer, president and chairman, other than for cause, within one year thereafter, Mr. Costa will be entitled to exercise all outstanding stock options, regardless of when otherwise exercisable, during the six-month period following the termination date of his employment.

     We have also granted certain rights in the event of termination of employment to Messrs. Edwards, Howes, Rideout and Stern. In the event of involuntary termination other than for cause, each officer will be given six months severance pay and continued benefits. In addition, we have agreed to provide a maximum of one hundred days' advance written notice to Mr. Stern in the event we should desire to terminate his employment other than for cause. In such event, he shall be entitled to exercise all outstanding stock options, regardless of when otherwise exercisable, during a specified period following such termination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Jay M. Haft, a director, is of counsel to Parker Duryee Rosoff & Haft, our general counsel prior to March 1, 1997.

     Mr. Mark J. Lerner, a director, is President of Morgen, Evan. Mr. Lerner, through Morgen, Evan, provided consultation services relative to our international marketing and sales efforts. In accordance with an agreement dated December 1993 (which was prior to his becoming a director), during the fiscal years ended September 30, 1996, September 30, 1997 and September 30, 1998, we compensated Mr. Lerner, through Morgen, Evan, in cash in the amounts of $87,369, $62,390 and $9,800, respectively, as well as with four-year warrants, at exercise prices of $12.88, $13.13 and $2.57, respectively, to acquire an aggregate of 42,434, 2,565 and 18,000 shares of our common stock, respectively. All warrants were issued at the fair market value of our common stock on the date of grant. We believe that the compensation we paid to Morgen, Evan was no greater than what we would have had to pay to an unaffiliated person for substantially similar services.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended September 30, 1998, the following officers participated in discussions concerning executive officer compensation: Pat V. Costa, John J. Arcari, Howard Stern and Robert H. Walker. Each of the named participants recused himself in discussions concerning his own compensation.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the ownership of our common stock as of September 1, 1999 by

     - each director

     - each person known by us to own beneficially 5% or more of our common stock

     - each officer named in the summary compensation table elsewhere in this prospectus

     - all directors and executive officers as a group

                                           NUMBER OF SHARES
                                            OF COMMON STOCK           PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER(1)  BENEFICIALLY OWNED(2)        OF CLASS
---------------------------------------  ---------------------        --------
Pat V. Costa..........................           238,927(3)              0.9%
Frank A. DiPietro.....................            59,437(4)             *
Jay M. Haft...........................           491,724(5)              1.8%
Tomas Kohn............................            53,555(6)             *
Donald J. Kramer......................            27,832(7)             *
Mark J. Lerner........................            70,911(8)             *
Howard Stern..........................            82,978(9)             *
Robert H. Walker......................            87,092(10)            *
Curtis W. Howes.......................            13,836(11)            *
Earl H. Rideout.......................            40,155(12)            *
Kenneth C. Griffin
  c/o Citadel Limited Partnership
     225 West Washington Street
     Chicago, Illinois 60606..........         3,001,630(13)            10.0%
All current executive officers and
  directors as a group (13 persons)...         1,186,781(14)(15)         4.3%

-------------------------

  *  Denotes less than 1%.

 (1) Except as otherwise indicated, the address of each beneficial owner is 5 Shawmut Road, Canton, Massachusetts 02021.

 (2) Except as otherwise indicated, includes shares underlying currently exercisable options and warrants as well as those options and warrants which will become exercisable within 60 days of September 1, 1999. Except as otherwise indicated, the named persons herein have sole voting and dispositive power with respect to beneficially owned shares.

 (3) Includes 207,326 shares underlying options and 1,601 vested shares held under our retirement investment plan.

 (4) Includes 3,000 shares underlying options; also includes 31,770 shares owned of record by Mr. DiPietro's spouse.

 (5) Includes 25,000 shares underlying options; also includes 399,078 shares owned of record by Mr. Haft's spouse and 7,666 shares held indirectly in a retirement trust.

 (6) Includes 3,000 shares underlying options; also includes 1,684 shares owned of record by Mr. Kohn's spouse.

 (7) Includes 11,802 shares underlying options; also includes 10,000 shares held indirectly in an irrevocable trust with Mr. Kramer's spouse as trustee. Mr. Kramer disclaims any interest in these shares.

 (8) Includes 60,999 shares underlying warrants held by Morgen, Evan & Company, Inc., of which Mr. Lerner is the principal owner; also includes 8,000 shares underlying options.

 (9) Includes 30,000 shares underlying options and 6,148 vested shares held under our retirement investment plan.

(10) Includes 29,113 shares underlying options and 20,632 shares indirectly in a retirement account.

(11) Includes 13,336 shares underlying options.

(12) Includes 39,847 shares underlying options and 308 vested shares held under our retirement investment plan.

(13) Citadel Limited Partnership has informed us that Fisher Capital Ltd., Wingate Capital Ltd., Olympus Securities Ltd. and NP Partners beneficially own, as of September 1, 1999, 2,019,123, 1,210,143, 20,931 and 15,728 of
     our shares, or an aggregate of 3,223,534 shares, including shares underlying prepaid warrants, incentive warrants and other warrants currently exercisable and exercisable within 60 days of September 1, 1999. Each holder of prepaid warrants is prohibited from exercising such warrants if exercise would cause the holder and its affiliates to own a number of shares which, when added to the number of shares of common stock beneficially owned 60 days prior to the date of such exercise plus any shares which were acquired during the 60 day period, would be in excess of 10% of our common stock outstanding immediately following such exercise. Therefore, the maximum number of shares of our common stock that can be beneficially owned by Fisher, Wingate, Olympus and NP Partners in the aggregate is 3,001,630 shares.

     Citadel has also informed us that:

     - Wellington Partners Limited Partnership is the sole shareholder of Wingate and the sole member of WNPH, L.L.C.;

     - WNPH and WCH, L.L.C. are the general partners of NP Partners;

     - Kensington Global Strategies Fund, Ltd. is the sole shareholder of Fisher and Olympus;

     - Citadel Limited Partnership is the general partner of Wellington, the portfolio manager of Kensington, and the sole member of WCH;

     - GLB Partners, L.P. is the general partner of Citadel Limited Partnership;

     - Citadel Investment Group, L.L.C. is the general partner of GLB; and

     - Kenneth C. Griffin is the sole member and manager of Citadel Investment Group.

    Citadel has also informed us that Kenneth C. Griffin, Citadel Limited Partnership and each of the Citadel entities disclaims beneficial ownership of the shares of common stock held by the other Citadel entities.

(14) Includes an aggregate of 436,757 shares underlying options and warrants.

(15) Includes an aggregate of 8,057 vested shares held in our investment retirement plan.

                         DESCRIPTION OF OUR SECURITIES

COMMON STOCK

     We are currently authorized to issue up to 75,000,000 shares of our common stock, $.01 par value. As of September 1, 1999, 27,337,333 shares of our common stock were issued and outstanding, and held of record by approximately 4,800 persons. We estimate that there are in excess of 20,000 beneficial owners of our common stock.

     Holders of shares of our common stock are entitled to such dividends as may be declared from time to time by the board in its discretion, on a ratable basis, out of funds legally available therefrom, and to a pro rata share of all assets available for distribution upon liquidation, dissolution or other winding up of our affairs. All of the outstanding shares of our common stock are fully paid and non-assessable.

WARRANTS

     The following summary presents and describes all material terms of both the prepaid warrants and the incentive warrants.

     As of September 1, 1999, there were issued and outstanding $11,000,000 in stated value of prepaid warrants held of record by four persons, each allowing the holder to acquire an indeterminate number of shares based on the market price of our common stock at the date of exercise. Each prepaid warrant is exercisable at the lower of $4.02 per share or 95% of the average of the three lowest closing bid prices of RVSI common stock during the 20-day trading period ending on the date immediately preceding the date of notice of exercise, which 20-day trading period is subject to extension as set forth in the prepaid warrants.

     The prepaid warrants bear an annual premium of 7% per annum, payable in cash or, at our option, in shares of its common stock, and are initially exercisable, to the extent of 25% of the total number of shares issuable, commencing on the 180th day following their issuance, increasing by increments of 25% every 90 days thereafter so that after the passage of 450 days following the date of original issuance, the prepaid warrants will have become fully exercisable.

     At September 1, 1999, the aggregate number of shares of our common stock issuable upon exercise of the prepaid warrants would have been 3,559,871, based upon an assumed exercise price of $3.09 per share, representing 95% of the average of the three lowest closing bid prices of our common stock during the 20-day trading period ending on that date.

     Each holder of prepaid warrants is prohibited from exercising such warrants, subject to certain exceptions, if exercise would cause the holder and its affiliates to own more than 5%, or 10% in the case of certain holders, of our common stock.

     The exercisability of the prepaid warrants may be accelerated, among other events, upon the occurrence of

      - certain mergers between us and other entities in which we are not the survivor

      - the disposition of all or substantially all of our assets

      - the announcement by a third party of a tender or exchange offer for no less than half of our then outstanding common stock or of its intention to replace a majority of our board

      - an event of default as specified in the prepaid warrants

     The prepaid warrants contain provisions pursuant to which their fixed exercise price will be adjusted upon the occurrence of certain events, including our failure to have an effective registration statement under the Securities Act covering resales of those shares of common stock issuable upon exercise of the prepaid warrants. In addition, subject to certain exceptions, if we issue common stock or any securities convertible into or exchangeable for shares of common stock at a conversion or exchange rate based on a discount to the market price of the common stock at the time of issuance of the common stock or other securities, the fixed exercise price after such issuance shall be adjusted downward proportionately in accordance with a standard anti-dilution formula.

     The following table illustrates the effect of various exercise prices on the number of shares that may be issued, assuming the prepaid warrants are exercised at the following exercise prices, without calculating the number of shares issuable in connection with accrued and unpaid premium amounts:

                                               NUMBER OF SHARES     PERCENTAGE OF
ASSUMED                                        OF COMMON STOCK       OUTSTANDING
EXERCISE                                        ISSUABLE UPON        COMMON STOCK
PRICE(1)                                         EXERCISE(2)       UPON EXERCISE(3)
--------                                       ----------------    ----------------
$4.02(4).....................................     2,736,319               9.1%
$3.50........................................     3,142,858              10.3%
$3.00........................................     3,666,667              11.8%
$2.50(5).....................................     4,400,000              13.9%
$2.00(5).....................................     5,500,000              16.8%
$1.50(5).....................................     7,333,334              21.2%

-------------------------

(1) Generally, the exercise price will be the lower of the fixed exercise price ($4.02 per share) or the fluctuating market price. Therefore, there is no minimum exercise price, and, unless the number of outstanding shares of common stock is reduced by a reverse stock split or other capital stock reducing event, the exercise price will not exceed $4.02 per share.

(2) Calculated by dividing the $11,000,000 aggregate stated value of the prepaid warrants by the assumed exercise price (column 1 of this table). No effect has been given to the possible issuance of up to 1,247,222 shares of common stock upon exercise of the incentive warrants as their exercise price of $4.02 is equal to or greater than the assumed exercise prices.

(3) Assumes that the number of shares of common stock outstanding after the issuance of the number of shares set forth in column 2 of this table is the
    sum of the              shares outstanding as of September 1, 1999 and the
    number of shares set forth in column 2 of this table.

(4) We will have the right, exercisable upon no more than four occasions, to redeem the prepaid warrants at a redemption price of 120% of the prepaid amount, inclusive of accrued and unpaid premium whenever the warrant exercise price is less than $4.02 per share.

(5) If the exercise price of the prepaid warrants for which a notice of exercise has been given is $2.50 or less, we may elect to redeem such prepaid warrants for cash. There can be no assurance that we will have the necessary cash resources to effect such redemption.

     The prepaid warrants are subject to call at our option if both, during the 20-day trading day period immediately preceding the date of our notice of redemption the average closing bid price, and on the date of our notice of redemption the closing bid price, of our common stock is less than $4.02 per share, subject to anti-dilution adjustment, at a cash price equal to 120% of the exercise amount of the prepaid warrants, inclusive of earned premium, called for redemption. Such call right may be exercised by us up to four times during the term of the prepaid warrants. The prepaid warrants are also subject to redemption by us, at our option, if their exercise price falls below $2.50 per share.

     There were also issued and outstanding as of September 1, 1999

     - five-year incentive common stock purchase warrants to purchase 1,247,222 shares of our common stock at an exercise price of $4.02 per share

     - five-year common stock purchase warrants to purchase 3,090,907 shares of our common stock at an exercise price of $4.02 per share. This exercise price is subject to possible downward adjustment on one occasion, as follows: if on January 14, 2000 the average of the closing bid prices of our common stock for the 30 trading days prior to that date shall be less than $4.02, then the exercise price shall be reduced to an amount equal to such average

     - five-year common stock purchase warrants to purchase 750,000 shares of our common stock at an exercise price of $5.00 per share

     Each of these warrants provides for a downward adjustment of their exercise price in the event that, subject to certain exceptions, we issue common stock or securities convertible into or exercisable for common stock at a price below the average closing bid prices for shares of the common stock for the 5 trading days immediately preceding the relevant issuance date. See "Selling Stockholders."

LIMITATION OF LIABILITY

     As permitted by the General Corporation Law of the State of Delaware, our restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

     - for any breach of the director's duty of loyalty to us or our stockholders

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     - under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock

     - for any transaction from which the director derives an improper personal benefit.

     As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     Our restated certificate of incorporation provides for the indemnification of our directors and officers, and, to the extent authorized by our board in its sole and absolute discretion, employees and agents, to the full extent authorized by, and subject to the conditions set forth in the Delaware law. We currently maintain liability insurance for the benefit of our directors and officers.

DELAWARE ANTI-TAKEOVER LAW

     We are subject to the provisions of section 203 of the Delaware law.
Section 203 prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

SHAREHOLDER RIGHTS PLAN

     We have a shareholder rights plan. The plan is intended to deter coercive or partial offers which will not provide fair value to all stockholders and enhance our ability to represent all stockholders and thereby maximize stockholder values.

     Pursuant to a rights agreement with American Stock Transfer & Trust Company, as rights agent, one right was issued for each outstanding share of our common stock on May 26, 1998. Each right entitles the registered holder to purchase one-third of a share of common stock, at a price of $18.00 per one-third of a share. The rights generally will not become exercisable unless and until, among other things, any person, other than the purchasers of the prepaid warrants, acquires 15% or more of our outstanding common stock. The rights are redeemable under certain circumstances at $.005 per right and will expire, unless earlier redeemed or extended, on May 26, 2008.

TRANSFER AGENT

     The transfer agent for our common stock is American Stock Transfer & Trust Company.

                              SELLING STOCKHOLDERS

     The registration statement, of which this prospectus forms a part, relates to our registration, for the account of the selling stockholders, of an aggregate of 1,063,593 shares of our common stock, as well as an aggregate of 3,990,907 shares of our common stock underlying certain of our incentive and other warrants. These shares are being registered pursuant to registration rights granted by us to the selling stockholders in April 1999 and July 1999 respectively, in connection with their acquisition of these shares and warrants.

     We believe, based on information supplied by the following persons, that except as noted, the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own. The last column in this table assumes the sale of all of our shares offered by this prospectus.

                                    SHARES
                                 BENEFICIALLY
                                 OWNED PRIOR     COMMON STOCK    SHARES BENEFICIALLY
                                 TO OFFERING      OFFERED BY     OWNED AFTER OFFERING
NAMES OF                         ------------      SELLING       --------------------
SELLING STOCKHOLDERS              NUMBER(2)      STOCKHOLDER     NUMBER(6)    PERCENT
--------------------             ------------    ------------    ---------    -------
Fisher Capital, Ltd.(1)........   2,019,123(3)    1,220,000        799,123      2.9%
Wingate Capital, Ltd.(1).......   1,210,143(4)      780,000        430,143      1.6%
Omicron Partners Ltd. .........   1,195,957(5)    1,115,051         80,906        *
Emergent Capital LP............     135,081         135,081             --       --
Pentium Fund...................      45,245          45,245             --       --
Goldman Sachs Performance
  Partners, LP.................     292,694         292,694             --       --
Goldman Sachs Performance
  Partners (Offshore), LP......     243,876         243,876             --       --
The Zanett Securities
  Corporation..................      13,770          13,770             --       --
HFTP Investment LLC............      16,393          16,393             --       --
Parkland Limited...............      32,786          32,786             --       --
Halifax Fund Ltd. .............      72,727          72,727             --       --
Stephen A. Ganett..............      32,786          32,786             --       --
Frederick C. Lake..............      16,393          16,393             --       --
Ronald A. Lake.................       6,557           6,557             --       --
Bruno Guazzoni.................      65,573          65,573             --       --
Claudio M. Guazzoni............     247,342          72,161        175,181        *
David M. McCarthy..............     230,949          55,768        175,181        *
Samuel L. Milbank..............     164,018          42,639        121,379        *
Pacific Alliance Ltd. .........     174,484          30,000        144,484        *
Heriot Holdings Ltd. ..........     140,000          15,000        125,000        *
The Bank of New York...........     349,998         349,998             --       --
First Union National Bank......     200,001         200,001             --       --
Fleet Bank, N.A................     200,001         200,001             --       --

-------------------------

 *  Denotes less than 1%.

(1) Citadel Limited Partnership has informed us that Fisher Capital Ltd., Wingate Capital Ltd., Olympus Securities Ltd. and NP Partners beneficially own, as of September 1, 1999, 2,019,123 1,210,143, 20,931 and 15,728 of our
    shares, including shares underlying prepaid warrants, incentive warrants and other warrants currently exercisable and exercisable within 60 days of September 1, 1999. Each holder of prepaid warrants is prohibited from exercising such warrants if exercise would cause the holder and its affiliates to own a number of shares which, when added to the number of shares of common stock beneficially owned 60 days prior to the date of such exercise plus any shares which were acquired during the 60 day period, would be in excess of 10% of our common stock outstanding immediately following such exercise. Therefore, the maximum number of shares of our common stock that can be beneficially owned by Fisher, Wingate, Olympus and NP Partners in the aggregate is 3,001,630 shares. Citadel has also informed us that Kenneth C. Griffin, Citadel Limited Partnership and each of the Citadel entities disclaims beneficial ownership of the shares of common stock held by the other Citadel entities. Therefore, the shares represented as being beneficially owned by Fisher and Wingate do not include shares owned by each other or the shares owned by Olympus or NP Partners.

(2) Includes shares of common stock underlying 25% of the prepaid warrants, which became exercisable on August 18 1999; also includes shares of common stock underlying, incentive and other warrants.

(3) Does not include 75% of the shares underlying prepaid warrants, being an aggregate of 1,104,369 shares, which are exercisable commencing on November 18, 1999 in three cumulative quarter-annual installments.

(4) Does not include 75% of the shares underlying prepaid warrants, being an aggregate of 594,660 shares, which are exercisable commencing on November 18, 1999 in three cumulative quarter-annual installments.

(5) Does not include 75% of the shares underlying prepaid warrants, being an aggregate of 242,719 shares, which are exercisable commencing on November 18, 1999 in three cumulative quarter-annual installments.

(6) Includes shares of common stock underlying warrants not registered pursuant to this prospectus.

     The sale of the selling stockholders' shares may be effected from time to time in transactions, which may include block transactions by or for the account of the selling stockholders, in the over-the-counter market or in negotiated transactions, or through the writing of options on the selling stockholders' shares, a combination of these methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

     The selling stockholders may effect the transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the selling stockholders' shares from time to time in the over-the-counter market, in negotiated transactions, or otherwise. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with these transactions, broker-dealers may engage in short sales of the shares. The selling stockholders may also sell shares short and deliver these shares to close out their short positions. Selling stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of these shares to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also pledge these shares to a broker-dealer who, upon a default, may sell or otherwise transfer these shares.

     These broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchaser for whom such broker-dealers may act as agents or to whom they may sell as principals or both, which compensation as to a particular broker-dealer may be in excess of customary commissions.

     The selling stockholders and broker-dealers, if any, acting in connection with these sales might be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act. Any commission they receive and any profit upon the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

     We have advised the selling stockholders that during such time as they may be engaged in a distribution of the common stock covered by this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

     Sales of any shares of common stock by the selling stockholders may depress the price of the common stock in any market that may develop for the common stock.

     Any securities covered by this prospectus that qualify for sale pursuant to SEC Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

     There can be no assurance that the selling stockholders will sell any or all of the shares of common stock covered by this prospectus.

                                 LEGAL MATTERS

     The validity of the shares of our common stock covered by this prospectus has been passed upon by Cooperman Levitt Winikoff Lester & Newman, P.C., New York, New York. Certain members of this firm own shares of our common stock.

                                    EXPERTS

     The consolidated financial statements of Robotic Vision Systems, Inc. and subsidiaries as of September 30, 1998 and 1997, and for each of the three years in the period ended September 30, 1998, and the related financial statement schedule included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We have filed a registration statement, including exhibits, schedules and amendments, with the SEC pursuant to the Securities Act with respect to this offering of our securities. This prospectus is part of the registration statement but does not contain all of the information in the registration statement. We refer you to the registration statement for further information about us, our securities and this offering. Statements in this prospectus about documents filed as exhibits to the registration statement are necessarily summaries of these documents, and each of these statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. The registration statement is available for inspection at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains the registration statement. The address of the SEC's Internet site is http://www.sec.gov.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                          FINANCIAL STATEMENT SCHEDULE

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of September 30, 1998 and
  1997......................................................   F-3
Consolidated Statements of Operations for the Years Ended
  September 30, 1998, 1997 and 1996.........................   F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended September 30, 1998, 1997 and 1996.............   F-5
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 1998, 1997 and 1996.........................   F-6
Notes to Consolidated Financial Statements for the Years
  Ended September 30, 1998, 1997 and 1996...................   F-8
Schedule II: Valuation and Qualifying Accounts..............  F-29
Condensed Consolidated Balance Sheets as of June 30, 1999
  (unaudited) and September 30, 1998........................  F-30
Condensed Consolidated Statements of Operations for the Nine
  Months Ended June 30, 1999 and 1998 (unaudited)...........  F-31
Condensed Consolidated Statements of Cash Flows for the Nine
  Months Ended June 30, 1999 and 1998 (unaudited)...........  F-32
Notes to Condensed Consolidated Financial Statements for the
  Nine Months Ended June 30, 1999 and 1998 (unaudited)......  F-33

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Robotic Vision Systems, Inc. and subsidiaries:

     We have audited the accompanying consolidated balance sheets of Robotic Vision Systems, Inc. and subsidiaries (the "Company") as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. Our audits included the financial statement schedule listed in the index at page F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
January 18, 1999

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 1998 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            1998         1997
                                                          ---------    --------
                                    ASSETS
Current Assets:
  Cash and cash equivalents.............................  $   2,421    $  8,811
  Accounts receivable, net..............................     32,367      50,563
  Inventories...........................................     36,213      39,095
  Deferred income taxes.................................         --      10,643
  Prepaid expenses and other current assets.............      1,226       1,429
                                                          ---------    --------
          Total current assets..........................     72,227     110,541
  Plant and equipment, net..............................     17,591      14,507
  Deferred income taxes.................................      8,820          --
  Goodwill, net of accumulated amortization of $840 and
     $290...............................................      5,847       6,207
  Other assets..........................................     17,086       8,668
                                                          ---------    --------
                                                          $ 121,571    $139,923
                                                          =========    ========

                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable and current portion of long-term debt...  $  38,038    $ 10,623
  Accounts payable......................................     21,388      23,320
  Accrued expenses and other current liabilities........     21,073      19,623
  Advance contract payments received....................      1,216       1,816
                                                          ---------    --------
          Total current liabilities.....................     81,715      55,382
  Long-term debt........................................      3,059       6,414
  Deferred income taxes.................................         --       1,823
  Other liabilities.....................................         --         727
                                                          ---------    --------
          Total liabilities.............................     84,774      64,346
                                                          ---------    --------
  Commitments and contingencies (Note 11)...............
Stockholders' Equity:
  Common stock, $0.01 par value; shares authorized
     50,000 shares issued and outstanding;
     1998 -- 24,870 and 1997 -- 24,438..................        249         244
  Additional paid-in capital............................    168,493     166,623
  Accumulated deficit...................................   (131,962)    (91,457)
  Cumulative translation adjustment.....................         17         167
                                                          ---------    --------
          Total stockholders' equity....................     36,797      75,577
                                                          ---------    --------
                                                          $ 121,571    $139,923
                                                          =========    ========

See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  1998        1997        1996
                                                --------    --------    --------
Revenues......................................  $169,007    $169,342    $153,975
Cost of revenues..............................    96,443      92,412      82,108
Inventory provisions..........................    16,562       1,435       3,052
                                                --------    --------    --------
Gross profit..................................    56,002      75,495      68,815
                                                --------    --------    --------
Operating costs and expenses:
Research and development expenses.............    28,121      25,465      21,834
Selling, general and administrative
  expenses....................................    58,877      48,259      44,861
Merger expenses...............................       623          69       2,661
Severance and other charges...................     6,615          --          --
Interest income...............................       (92)       (767)     (1,148)
Interest expense..............................     2,363       1,076         926
                                                --------    --------    --------
          Total operating costs and
             expenses.........................    96,507      74,102      69,134
                                                --------    --------    --------
Income (loss) before income taxes.............   (40,505)      1,393        (319)
Provision (benefit) for income taxes..........        --         745      (1,154)
                                                --------    --------    --------
Net income (loss).............................  $(40,505)   $    648    $    835
                                                ========    ========    ========
Net income (loss) per share:
  Basic.......................................  $  (1.65)   $   0.03    $   0.04
  Diluted.....................................  $  (1.65)   $   0.03    $   0.04
Weighted Average shares:
  Basic.......................................    24,613      23,718      22,092
  Diluted.....................................    24,613      23,967      23,385

See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                   COMMON STOCK
                                ------------------   ADDITIONAL                                UNREALIZED    CUMULATIVE
                                 NUMBER               PAID-IN     ACCUMULATED     DEFERRED       GAIN ON     TRANSLATION
                                OF SHARES   AMOUNT    CAPITAL       DEFICIT     COMPENSATION   INVESTMENTS   ADJUSTMENT
                                ---------   ------   ----------   -----------   ------------   -----------   -----------
BALANCE, OCTOBER 1, 1995......   20,440      $204     $138,763     $ (94,766)       $(60)         $  --         $ 208
Shares issued in conjunction
  with the exercise of stock
  options and warrants........    1,511        15        5,821            --          --             --            --
Shares issued in connection
  with private placement, net
  of offering costs...........    1,233        12       10,116            --          --             --            --
Shares issued in connection
  with the acquisition of
  Northeast Robotics, Inc,
  accounted for as a
  purchase....................      139         1        2,675            --          --             --            --
Warrants issued for
  professional services.......       --        --           74            --          --             --            --
Other stock transactions......        9         1          158            --          60             --            --
Change in year end of pooled
  companies...................       --        --           --          (618)         --             --            --
Change in net unrealized
  holding gains...............       --        --           --            --          --            147            --
Translation adjustment........       --        --           --            --          --             --           (33)
Net income....................       --        --           --           835          --             --            --
                                 ------      ----     --------     ---------        ----          -----         -----
BALANCE, SEPTEMBER 30, 1996...   23,332       233      157,607       (94,549)         --            147           175
Shares issued in connection
  with the exercise of stock
  options and warrants........      384         4        1,839            --          --             --            --
Other stock transactions......     (104)       (1)        (488)           --          --             --            --
Shares issued in connection
  with private placement, net
  of offering costs...........      826         8        7,665            --          --             --            --
Change in year end of pooled
  companies...................       --        --           --         2,444          --             --            --
Change in net unrealized
  holding gains...............       --        --           --            --          --           (147)           --
Translation adjustment........       --        --           --            --          --             --            (8)
Net income....................       --        --           --           648          --             --            --
                                 ------      ----     --------     ---------        ----          -----         -----
BALANCE, SEPTEMBER 30, 1997...   24,438       244      166,623       (91,457)         --             --           167
Shares issued in connection
  with the exercise of stock
  options and warrants........      161         2          373            --          --             --            --
Shares issued in connection
  with license agreement and
  non-competition agreement...      271         3        1,497            --          --             --            --
Translation adjustment........       --        --           --            --          --             --          (150)
Net loss......................       --        --           --       (40,505)         --             --            --
                                 ------      ----     --------     ---------        ----          -----         -----
BALANCE, SEPTEMBER 30, 1998...   24,870      $249     $168,493     $(131,962)       $ --          $  --         $  17
                                 ======      ====     ========     =========        ====          =====         =====


                                    TOTAL
                                STOCKHOLDERS'
                                   EQUITY
                                -------------
BALANCE, OCTOBER 1, 1995......    $ 44,349
Shares issued in conjunction
  with the exercise of stock
  options and warrants........       5,836
Shares issued in connection
  with private placement, net
  of offering costs...........      10,128
Shares issued in connection
  with the acquisition of
  Northeast Robotics, Inc,
  accounted for as a
  purchase....................       2,676
Warrants issued for
  professional services.......          74
Other stock transactions......         219
Change in year end of pooled
  companies...................        (618)
Change in net unrealized
  holding gains...............         147
Translation adjustment........         (33)
Net income....................         835
                                  --------
BALANCE, SEPTEMBER 30, 1996...      63,613
Shares issued in connection
  with the exercise of stock
  options and warrants........       1,843
Other stock transactions......        (489)
Shares issued in connection
  with private placement, net
  of offering costs...........       7,673
Change in year end of pooled
  companies...................       2,444
Change in net unrealized
  holding gains...............        (147)
Translation adjustment........          (8)
Net income....................         648
                                  --------
BALANCE, SEPTEMBER 30, 1997...      75,577
Shares issued in connection
  with the exercise of stock
  options and warrants........         375
Shares issued in connection
  with license agreement and
  non-competition agreement...       1,500
Translation adjustment........        (150)
Net loss......................     (40,505)
                                  --------
BALANCE, SEPTEMBER 30, 1998...    $ 36,797
                                  ========

See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                       1998       1997      1996
                                                     --------   --------   -------
OPERATING ACTIVITIES
Net income (loss)..................................  $(40,505)  $    648   $   835
Adjustments to reconcile net income (loss) to net
  cash (used in) provided by operating activities:
  Deferred income taxes............................        --        (93)   (2,881)
  Depreciation and amortization....................     8,769      5,895     3,938
  Gain on disposal of business.....................        --       (812)       --
  Other............................................      (164)      (218)    1,318
  Changes in operating assets and liabilities (net
     of effects of business acquired):
     Accounts receivable...........................    18,196    (20,084)   (7,304)
     Inventories...................................     2,882    (14,093)   (6,781)
     Prepaid expense and other current assets......       203       (514)     (873)
     Other assets..................................    (7,024)    (4,811)   (2,845)
     Accounts payable..............................    (1,932)    10,709     2,433
     Accrued expenses and other current
       liabilities.................................     1,450      4,732     3,297
     Advanced contract payments received...........      (600)       (10)     (674)
     Other liabilities.............................        --        (82)     (164)
                                                     --------   --------   -------
     Net cash (used in) provided by operating
       activities..................................   (18,725)   (18,733)   (9,701)
                                                     --------   --------   -------
INVESTING ACTIVITIES:
Proceeds from maturity of investments..............        --      2,319     1,000
Additions to plant and equipment, net..............    (9,137)    (7,915)   (6,972)
Proceeds from sale of business.....................        --        952        --
Payment for purchase of business...................        --     (3,144)      (77)
                                                     --------   --------   -------
     Net cash used in investing activities.........    (9,137)    (7,788)   (6,049)
                                                     --------   --------   -------
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock and
  warrants -- private equity placement (less
  offering costs)..................................        --      7,673    10,093
Proceeds from the exercise of stock options and
  warrants.........................................       375      1,271     2,428
Purchase of treasury stock.........................        --       (650)       --
Net proceeds from (payments of) short-term
  borrowings.......................................    28,911     (2,833)    9,752
Proceeds from long-term borrowings.................        --      8,000       245
Repayment of long-term borrowings..................    (7,828)    (1,864)   (5,918)
                                                     --------   --------   -------
     Net cash provided by financing activities.....    21,458     11,597    16,600
                                                     --------   --------   -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS......................................        14        189        71

                                                       1998       1997      1996
                                                     --------   --------   -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS......................................    (6,390)   (14,735)      921
CASH AND CASH EQUIVALENTS:
  Beginning of year................................     8,811     23,546    18,859
                                                     --------   --------   -------
  End of year......................................  $  2,421   $  8,811   $19,780
                                                     ========   ========   =======
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid......................................  $  2,311   $  1,027   $   841
                                                     ========   ========   =======
Taxes paid.........................................       244   $    218   $ 1,415
                                                     ========   ========   =======
NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock and subordinated note
  payable in connection with technology license
  agreement and non-competition agreement..........  $  3,750         --        --
                                                     ========   ========   =======
Income tax benefit relating to the exercise of
  stock options....................................        16   $    572   $ 3,408
                                                     ========   ========   =======
Liabilities incurred in connection with acquisition
  of business......................................        --   $    902        --
                                                     ========   ========   =======
Property and equipment acquired under capital
  leases...........................................        --   $     22   $    99
                                                     ========   ========   =======
Issuance of common stock to acquire Northeast
  Robotics, Inc. ..................................        --         --   $ 2,676
                                                     ========   ========   =======

See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     a. DESCRIPTION OF BUSINESS -- Robotic Vision Systems, Inc. ("RVSI") and subsidiaries (the "Company") designs, manufactures, markets and sells automated one dimensional ("1-D"), two dimensional ("2-D") and three dimensional ("3-D") machine vision based products and systems for inspection, measurement and identification, and is a leader in advanced electro-optical sensor technology.

     b. OPERATIONS -- The Company incurred a loss for the fiscal year ended September 30, 1998 primarily due to the effects of a substantial decline in revenues resulting from a downturn in the semiconductor capital equipment industry. Prior to the restatement of the Company's consolidated financial statements for the acquisition of Vanguard Automation, Inc. as a pooling of interests, the Company had been consistently profitable, earning $8.2 million in fiscal 1997 and $9.7 million in fiscal 1996.

     During fiscal 1998, management took a series of steps to reduce expenses and restructure operations in response to this industry downturn. In the second, third and fourth quarters of fiscal 1998, the Company instituted workforce reductions aggregating 39%, curtailed discretionary spending and capital expenditures, combined its Acuity CiMatrix operations and sold the assets and technology of its aircraft safety product line (which did not have significant operations) in December 1998. Concurrently, the Company has successfully introduced a range of new products designed to broaden sales beyond the semiconductor industry.

     In March 1998, the Company entered into a new bank financing agreement (Note 9) that contains restrictive covenants with which the Company has not been in compliance. All instances of noncompliance have been waived by the banks through January 29, 1999; however, absent continuation of waivers, the Company will be in noncompliance at the end of the waiver period.

     Management continues to control expenses, inventory levels and capital expenditures; is working with existing lenders to amend the Company's existing bank financing agreement to provide new covenants; and is pursuing a number of new debt or equity financing alternatives. The Company has signed a term sheet with an institutional investor for a preferred equity financing which includes a beneficial conversion feature and also provides for warrants. Proceeds of the financing will be drawn down in two rounds with the first round available immediately for $6.0 million and the second round available in three months for $6.8 million. The Company expects to complete the first round of this transaction in the near term. Management believes that through a combination of proceeds from the preferred equity financing, obtaining additional external financing, its domestic banks continuing to waive non-compliance of restrictive covenants and cash flow from operating activities, the Company will have sufficient liquidity through at least September 30, 1999 to fund its cash requirements (See unaudited subsequent event Note 17).

     c. PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the financial statements of Robotic Vision Systems, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES in consolidation. The effects of changes in fiscal years of pooled companies (Vanguard Automation, Inc in fiscal 1998 and Systemation Engineered Products, Inc. and Computer Identics in fiscal 1996) are recorded as adjustments to accumulated deficit.

     d. REVENUES AND COST OF REVENUES -- The Company recognizes revenue on its standard electronic inspection and measurement products upon shipment. Revenue from the licensing of software is recognized when the software is delivered if collectibility is probable and there are no significant vendor obligations. Engineering service and support revenue is recognized when such services are rendered. Warranty costs associated with products sold with warranty protection, as well as other post-contract support obligations, are estimated based on the Company's historical experience and recorded in the period the product is sold.

     e. CASH AND CASH EQUIVALENTS -- Cash and cash equivalents includes money market accounts and certain debt securities issued by the United States government purchased with an original maturity of three months or less.

     f. INVENTORIES -- Inventories are stated at the lower of cost (using the first-in, first-out cost flow assumption) or market.

     g. PLANT AND EQUIPMENT -- Plant and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over estimated lives ranging from two to eight years. Leasehold improvements are amortized over the lesser of their respective estimated useful lives or lease terms.

     h. INTANGIBLE ASSETS -- Goodwill is being amortized over 15 years; a technology license and non-competition agreement are being amortized over 10 years. The Company reviews its long-lived assets, including goodwill and other identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. A review for impairment includes comparing the carrying value of an asset to an estimate of the undiscounted net future cash inflows over the life of the asset. An asset is considered to be impaired when the carrying value exceeds the calculation of the undiscounted net future cash inflows or fair market value. An impairment loss is defined as the amount of the excess of the carrying value over the fair market value of the asset.

     i. SOFTWARE DEVELOPMENT COSTS -- Software development costs are capitalized in accordance with SFAS No. 86. Such costs are capitalized only to the extent of costs of producing product masters subsequent to the establishment of their technological feasibility and capitalization ends when the product is available for general release to customers. Capitalized software development costs are amortized over the estimated useful lives (generally five years) on a straight-line basis or the ratio of current revenues to total expected revenues in a product's expected life, if greater. Amortization begins in the period in which the related product is available for general release to customers. The Company reviews the unamortized capitalized costs of its underlying products to the net realizable value of these products. An impairment loss is recorded in an amount by which the unamortized capitalized costs of a computer software product exceeds the net realizable value of that asset.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

     j. RESEARCH AND DEVELOPMENT COSTS -- The Company charges research and development costs for Company-funded projects to operations as incurred. Research and development costs which are reimbursable under customer-funded contracts are treated as contract costs.

     k. INCOME TAXES -- The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     l. FOREIGN CURRENCY TRANSLATION -- Assets and liabilities of the Company's European subsidiaries are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate for the year. The resulting translation adjustments are excluded from operations and accumulated as a separate component of stockholders' equity. Transaction gains (losses) are included in net income and totaled $106,000, $(267,000) and $(52,000) in 1998, 1997 and 1996, respectively.

     m. NET INCOME (LOSS) PER COMMON SHARE -- In 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS
128). Under SFAS 128, basic income (loss) per common share is computed using the weighted average number of common shares outstanding during each year. Diluted net income per common share reflects the effect of the Company's outstanding options (using the treasury stock method), except where such options would be anti-dilutive. Prior year's net income per share have been restated to conform to SFAS 128.

     n. FAIR VALUE OF FINANCIAL INSTRUMENTS -- The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     a) Cash and Cash Equivalents -- The carrying amounts approximate fair value because of the short maturity of these instruments.

     b) Receivables -- The carrying amount approximates fair value because of the short maturity of these instruments.

     c) Debt -- The carrying amounts approximate fair value based on borrowing rates currently available to the Company for loans with similar terms.

     o. USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's most significant estimates relate to the deferred income tax valuation allowance, allowance for doubtful accounts receivable, reserve for excess and obsolete inventory, and warranty reserve.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

     p. RECLASSIFICATIONS -- Certain amounts in the 1996 and 1997 financial statements have been reclassified to conform with the 1998 presentation.

     q. RECENT ACCOUNTING PRONOUNCEMENTS -- In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", both of which will be effective for the Company in fiscal year 1999. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 131 establishes standards for the way that public business enterprises report selected information about operating segments. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The implementation of SFAS Nos. 130 and 131 will require some additional disclosures in the Company's consolidated financial statements for the year ended September 30, 1999.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which the Company is required to implement no later than fiscal year 1999. SFAS No. 132 is an amendment to SFAS Nos. 87, 88 and 106. The statement standardizes disclosure requirements for pension and postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain other disclosures. The implementation of SFAS No. 132 is not expected to have a material effect on the Company's consolidated financial statements.

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities", which the Company is required to implement no later than fiscal year 2000. SOP 98-5 establishes standards that require start-up and organization costs to be expensed as incurred. The implementation of SOP 98-5 is not expected to have a material effect on the Company's consolidated financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and is effective for the Company in the first quarter of fiscal year 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. The Company believes the adoption of SFAS No. 133 will not have a material effect on its consolidated financial statements.

2.  ACQUISITIONS

     a.  VANGUARD AUTOMATION, INC.

     On December 9, 1997, the Company acquired the outstanding shares of Vanguard Automation, Inc. ("Vanguard") for approximately 3,391,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $45,776,000. Outstanding Vanguard stock options were converted into stock options to purchase approximately 152,000 shares of the Company's common stock. Outstanding Vanguard warrants were converted into warrants to purchase approximately 182,000 shares of the Company's common stock. Vanguard produces and markets automated manufac-

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES turing equipment used in the assembly of certain types of semiconductor packaging processes, including ball grid array and chip scale packages. This acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated to include the accounts of Vanguard for all periods presented. Expenses of $623,000, relating primarily to investment banking, legal and accounting fees, were incurred relating to this merger and charged to expense in fiscal 1998.

     The accompanying September 30, 1996 consolidated financial statements include Vanguard's amounts for the years ended December 31, 1996. The accompanying consolidated financial statements for the year ended September 30, 1997 include the operations of Vanguard on a common fiscal year. Vanguard's net loss for the period October 1, 1996 through December 31, 1996 of $2,444,000, included twice in the accompanying consolidated statements of operations for the fiscal years ended September 30, 1997 and 1996 as a result of conforming fiscal years, has been included as an adjustment to consolidated accumulated deficit in fiscal 1997.

     Detailed below is the effect on the Company's results of operations for fiscal 1997 and fiscal 1996 as a result of the Company's acquisition of Vanguard.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    RVSI      VANGUARD    ELIMINATIONS    COMBINED
----------------------------------------  --------    --------    ------------    --------
1997
Revenues............................      $152,103    $18,218        $(979)       $169,342
Net income (loss)...................         8,245     (7,511)         (86)            648
Net income per share................          0.38                                    0.03
1996
Revenues............................      $143,540    $10,977        $(542)       $153,975
Net income (loss)...................         9,726     (8,851)         (40)            835
Net income per share................          0.45                                    0.04

     b.  TRIGON

     On June 30, 1997, the Company acquired Trigon Technologies, Inc. ("Trigon"), a privately owned company located in Farmington Hills, Michigan. Trigon markets a line of 2-D machine vision products for the semiconductor industry. The purchase price was $3,000,000 in cash plus contingent consideration based upon the sales level of certain products sold by Trigon, over a five-year period.

     This acquisition has been accounted for as a purchase and, accordingly, the results of Trigon are included in the consolidated statements of operations of the Company since the date of acquisition and the purchase price (including acquisition costs) has been allocated to net assets acquired based upon their fair values. Goodwill relating to the acquisition of $2,997,000 is being amortized over 15 years. The historical results of operations of Trigon were not material to the operations of the Company.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

     c.  SYSTEMATION ENGINEERED PRODUCTS, INC.

     On October 1, 1996, the Company acquired the outstanding shares of Systemation Engineered Products, Inc. ("SEP") for 1,740,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $22,838,000. SEP designs manufactures, markets and sells specialized high speed production machinery for the electronics component industry. SEP's product lines include tape and reel packaging equipment and automatic optical inspection systems. This acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated to include the accounts of SEP for all periods presented. The accompanying consolidated financial statements for the years ended September 30, 1998, 1997 and 1996 include the operations of SEP on a common fiscal year. Expenses of $904,000 were incurred related to this merger.

     d.  COMPUTER IDENTICS CORPORATION

     On August 30, 1996, the Company acquired the outstanding shares of Computer Identics Corporation ("CI") for approximately 2,127,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $30,580,000. Outstanding CI stock options were converted into options to purchase approximately 186,000 shares of the Company's common stock. Outstanding CI warrants were converted into warrants to purchase approximately 39,000 shares of the Company's common stock. CI designs, manufactures, markets and sells standard barcode products, data collection networks and systems for data collection and material handling/industrial markets. This acquisition has been accounted for as a pooling of interests and accordingly, the consolidated financial statements have been restated to include the accounts of CI for all periods presented. Expenses of $1,547,000 were incurred related to this merger.

     e.  NORTHEAST ROBOTICS, INC.

     On May 30, 1996, the Company consummated a merger with Northeast Robotics, Inc. ("NER"), a privately owned company located in New Boston, New Hampshire, pursuant to which NER became a wholly owned subsidiary of the Company (the "NER Merger"). NER markets a line of patented illumination products to perform reliably in difficult imaging applications involving highly reflective or uneven surfaces. As a consequence of the NER Merger, the Company issued approximately 139,000 shares of its common stock (which had a market value of approximately $2,676,000 on the date the NER Merger was consummated) to the shareholders of NER in exchange for all of the outstanding shares of NER common stock.

     This acquisition has been accounted for as a purchase and, accordingly, the results of NER are included in the consolidated statements of operations of the Company since the date of acquisition and the purchase price (including acquisition costs) has been allocated to net assets acquired based upon their fair values. Goodwill relating to the acquisition of $2,688,000 is being amortized over 15 years. The historical results of operations of NER were not material to the operations of the Company.

     f.  INTERNATIONAL DATA MATRIX, INC.

     On October 23, 1995, the Company acquired the outstanding shares of International Data Matrix, Inc. ("IDM") for approximately 370,000 shares of the Company's common

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES stock, having a market value at the date of the merger of approximately $8,183,000. IDM was a manufacturer and supplier of two dimensional bar code reading systems. This acquisition has been accounted for as a pooling of interests and accordingly, the consolidated financial statements have been restated to include the accounts of IDM for all periods presented. Expenses of $445,000 were incurred related to this merger.

3.  ACCOUNTS RECEIVABLE

     Accounts receivable at September 30, 1998 and 1997 consisted of the following:

                                              1998       1997
                                             -------    -------
                                               (IN THOUSANDS)
Billed accounts receivable.................  $30,923    $47,638
Unbilled accounts receivable...............    2,444      5,641
                                             -------    -------
Total......................................   33,367     53,279
Less allowance for doubtful accounts
  receivable...............................   (1,000)    (2,716)
                                             -------    -------
Accounts receivables, net..................  $32,367    $50,563
                                             =======    =======

     Unbilled receivables primarily relate to sales recorded on standard products which have been shipped, but have not yet been finally accepted by the customer. The Company has no significant remaining obligations relating to these unbilled receivables and collectibility is probable. The Company believes that all of its unbilled receivables at September 30, 1998 will be billed and collected during the next twelve months.

4.  INVENTORIES

     Inventories at September 30, 1998 and 1997 consisted of the following:

                                              1998       1997
                                             -------    -------
                                               (IN THOUSANDS)
Raw materials..............................  $17,124    $20,638
Work in process............................   10,429     13,158
Finished goods.............................    8,660      5,299
                                             -------    -------
          Total............................  $36,213    $39,095
                                             =======    =======

     INVENTORY PROVISIONS -- During the third and fourth quarters of fiscal 1998, the Company took provisions of $4.5 million and $12.1 million, respectively, primarily for excess and obsolete inventories related principally to its semiconductor inspection and handling equipment. These provisions largely reflected reduced demand of older generation products as a result of the severe semiconductor industry downturn. The Company believes that the inventory provisions taken in fiscal 1998 have reduced the carrying value of inventories to their appropriate net realizable value. These amounts have been recorded as "inventory provisions" as part of the presentation of cost of sales in the accompanying consolidated financial statements. The inventory balances at September 30, 1998, net of inventory provisions, contain older generation products of approximately $4.5 million.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

5.  INCOME TAXES

     The components of income (loss) before income tax provision (benefit), for the fiscal years ended September 30, 1998, 1997 and 1996 are as follows:

                                            1998       1997       1996
                                          --------    -------    -------
                                                  (IN THOUSANDS)
Domestic................................  $(36,758)   $ 2,114    $  (118)
Foreign.................................    (3,747)      (721)   $  (201)
                                          --------    -------    -------
          Total.........................  $(40,505)   $ 1,393    $  (319)
                                          ========    =======    =======

     The income tax provision (benefit) for the fiscal years ended September 30, 1998, 1997 and 1996 consisted of the following:

                                            1998       1997       1996
                                          --------    -------    -------
                                                  (IN THOUSANDS)
Current:
  Federal...............................  $     --    $   737    $ 4,279
  State.................................        --        110      1,024
  Foreign...............................        --         (9)        38
  Utilization of net operating loss
     carryforwards......................        --         --     (3,614)
                                          --------    -------    -------
                                                --        838      1,727
                                          --------    -------    -------
Deferred:
  Federal...............................   (18,044)     1,187     (3,802)
  State.................................    (2,140)       246       (465)
  Change in valuation allowance.........    20,184     (1,526)     1,386
                                          --------    -------    -------
                                                --        (93)    (2,881)
                                          --------    -------    -------
          Total.........................  $     --    $   745    $(1,154)
                                          ========    =======    =======

     The income tax benefits related to the exercise of stock options reduces taxes currently payable or increases net deferred tax assets, and is credited to additional paid-in capital.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

     A reconciliation between the statutory U.S. Federal income tax rate and the Company's effective tax rate for the fiscal years ended September 30, 1998, 1997 and 1996 is as follows:

                                               1998     1997      1996
                                               -----    -----    -------
U.S. Federal statutory rate..................  (34.0)%   34.0%     (34.0)%
Increases (reductions) due to:
  State taxes -- net of Federal tax
     benefit.................................   (4.0)    13.7      223.5
  Utilization of net operating loss
     carryforwards...........................     --       --    1,132.9
  Anticipated future utilization of net
     operating loss carryforwards............     --    (88.9)    (457.1)
  Net operating loss not producing current
     tax benefits............................   34.6    203.5      985.3
  Exempt income of foreign sales
     corporation.............................           (55.1)      (6.9)
  Worthless stock deduction relating to
     liquidation of foreign subsidiaries.....           (55.1)
  Other -- net...............................    3.4      1.4       60.3
                                               -----    -----    -------
          Total..............................    0.0%    53.5%    (361.8)%
                                               =====    =====    =======

     The net deferred tax asset at September 30, 1998, 1997 and 1996 is comprised of the following:

                                          1998        1997        1996
                                        --------    --------    --------
DEFERRED TAX ASSETS (LIABILITIES):               (IN THOUSANDS)
----------------------------------      --------------------------------
Net operating loss carryforwards......  $ 27,257    $ 17,021    $ 16,941
Tax credit carryforwards..............     2,315       2,655       2,853
Accrued liabilities...................     2,754       2,277       1,881
Inventories...........................     6,899       2,427       2,712
Receivables...........................       418       1,078         486
Property and equipment................       361        (129)       (367)
Merger expenses.......................       329         271         706
Software development costs............    (3,538)     (2,043)       (543)
Other.................................         4         176         (75)
                                        --------    --------    --------
                                          36,799      23,733      24,594
  Less valuation allowance............   (27,979)    (14,913)    (16,439)
                                        --------    --------    --------
          Total.......................  $  8,820    $  8,820    $  8,155
                                        ========    ========    ========

     As of September 30, 1998, the Company had U.S. Federal net operating loss carryforwards of approximately $72,527 of which $30,420 are subject to annual limitations because of the changes in ownership, as defined in the Internal Revenue Code. Such loss carryforwards expire in the fiscal years 1999 through 2013. The utilization of the

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES carryforwards to offset future tax liabilities is dependent upon the Company's ability to generate sufficient taxable income during the carryforward periods. The Company has recorded a valuation allowance to reduce the net deferred tax asset to an amount that management believes is more likely than not to be realized. The change in the valuation allowance in fiscal 1998 relates primarily to the fiscal 1998 operating loss.

6.  PLANT AND EQUIPMENT

     Plant and equipment at September 30, 1998 and 1997 consisted of the following:

                                             1998        1997
                                           --------    --------
                                              (IN THOUSANDS)
Land.....................................  $    490    $    490
Machinery and equipment..................    10,475       7,711
Furniture, fixtures and other
  equipment..............................    13,163      10,068
Demonstration equipment..................     7,531       7,334
Leasehold improvements...................     2,492       1,940
                                           --------    --------
          Total..........................    34,151      27,543
Less accumulated depreciation and
  amortization...........................   (16,560)    (13,036)
                                           --------    --------
  Plant and equipment -- net.............  $ 17,591    $ 14,507
                                           ========    ========

7.  OTHER ASSETS

     Other assets at September 30, 1998 and 1997 consisted of the following:

                                               1998       1997
                                              -------    ------
                                               (IN THOUSANDS)
Software development costs, net of
  accumulated amortization of $3,492 and
  $2,251,
  respectively..............................  $11,812    $7,233
License and non-competition agreement, net
  of amortization of $94....................    3,656        --
Other.......................................    1,618     1,435
                                              -------    ------
          Total.............................  $17,086    $8,668
                                              =======    ======

     Certain software development costs totaling $7,397, $4,842 and $2,630 have been capitalized during the fiscal years ended September 30, 1998, 1997 and 1996 respectively. Amortization expense relating to software development costs for the fiscal years ended September 30, 1998, 1997, and 1996 was $2,072, $962 and $551, respectively.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

8.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

          Accrued expenses and other current liabilities at September 30, 1998 and 1997 consisted of the following:

                                              1998       1997
                                             -------    -------
                                               (IN THOUSANDS)
Accrued wages and related employee
  benefits.................................  $ 5,948    $ 5,198
Accrued sales commissions..................    5,468      4,028
Accrued warranty and other product related
  costs....................................    2,826      2,666
Accrued severance and other charges........    2,099         --
Other......................................    4,732      7,731
                                             -------    -------
          Total............................  $21,073    $19,623
                                             =======    =======

     Severance and other charges -- During fiscal 1998, the Company took multiple steps to reduce its expenses and to lower the level of revenues necessary for break-even results of operations. These steps include a 10% workforce reduction in April 1998, a 15% workforce reduction in June 1998 and an additional 16% workforce reduction in September 1998, as well as curtailing discretionary spending and capital expenditures. In June 1998, the Company combined its Acuity 2-D machine vision operations with its CiMatrix 1-D and 2-D barcode reading and data collection operations.

     Primarily as a result of these steps, the Company took a total of $6.6 million in charges in fiscal 1998. $3.8 million was recorded for severance payments to approximately 400 terminated employees (all of whom were terminated prior to September 30, 1998). The terminated employees represented all functions across all operating divisions of the Company. Of the $3.8 million, approximately $2.4 million was paid in cash to employees prior to September 30, 1998. $1.5 million was recorded for costs associated with changing distributors in Asia. The charge was recorded in the quarter ended March 31, 1998. Of this charge, $1.0 million represents the write-off of the Company's investment in its bankrupt Korean distributor. The Company terminated its business relationship with the distributor after such distributor could no longer meet its commitment to service the Company's existing installed base of customers in Korea nor meet the Company's sales goals. The remaining charge represents termination of the distributor of the Company's product in Japan. The terms of an agreement to end the Company's business relationship with the Japanese distributor were reached at the end of the Company's second fiscal quarter. Under this agreement, the Company was to repurchase from the distributor certain demonstration equipment used in selling the Company's product and settle outstanding commitments of the distributor. The approximately $0.5 million charge represents the Company's liability under the agreement, net of the realizable value of assets recovered from the Japanese distributor.

     The charges also included a $1.1 million non-cash write-down of previously capitalized software costs associated with currently inactive products and $0.2 million in costs associated with the consolidation of Acuity and CiMatrix operations.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

     The components of the non-recurring charges, related fiscal 1998 expenditures and remaining liability at September 30, 1998 are detailed below:

                                        COSTS    EXPENDITURES   LIABILITY
                                        ------   ------------   ---------
                                                 (IN THOUSANDS)
Severance payments to employees.......  $3,787      $2,403       $1,384
Write-off of software development
  costs...............................   1,113       1,113           --
Costs for changes in Asia
  distributors........................   1,500       1,000          500
Costs to consolidate Acuity CiMatrix
  operations..........................     215          --          215
                                        ------      ------       ------
          Total.......................  $6,615      $4,516       $2,099
                                        ======      ======       ======

          The Company expects that the balance at September 30, 1998 will be paid in cash during fiscal 1999.

9.  NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt at September 30, 1998 and 1997 consisted of the following:

                                             1998        1997
                                            -------    --------
                                              (IN THOUSANDS)
Lines of credit with domestic banks(a)....  $37,500    $  6,589
Term loan with domestic bank(a)...........       --       7,600
Subordinated note payable(b)..............    2,250          --
Note payable(c)...........................       --       2,000
Other borrowings..........................    1,347         848
                                            -------    --------
          Total notes payable and
             long-term debt...............   41,097      17,037
Less notes payable and current portion of
  long-term debt..........................  (38,038)    (10,623)
                                            -------    --------
Long-term debt............................  $ 3,059    $  6,414
                                            =======    ========

-------------------------

a. In March 1998, the Company entered into a new $37,500 revolving credit agreement with three domestic banks, which replaced $19,500 in existing lines of credit and $6,900 outstanding under a term loan. The new agreement has a two-year term and bears interest at either the prime rate or LIBOR. At September 30, 1998, the interest rate was the prime rate of 8.25%. Borrowings are collateralized by substantially all of the domestic tangible and intangible assets of the Company. The agreement, among other things, contains certain financial covenants, including minimum levels of profitability, liquidity and net worth, with which the Company has not been in compliance. The banks have waived all instances of noncompliance through January 29, 1999; however, absent continuation of the waivers, the Company will be in noncompliance at the

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES expiration of the waiver period. Accordingly, borrowings under the agreement at September 30, 1998, have been classified as current. The Company is working with its banks to modify the revolving credit agreement.

b. The subordinated note payable to General Scanning matures in June 2003, bears interest at prime (8.25% at September 30, 1998) and is payable in equal quarterly installments of $281 commencing September 12, 2001.

c. The note payable for $2,000 was with a related party supplier of Vanguard, with interest at prime. This note was repaid in June 1998.

10.  EMPLOYEE BENEFIT PLANS

     DEFINED BENEFIT PLAN -- The Company has a noncontributory pension plan for employees who meet certain minimum eligibility requirements. The level of retirement benefit is based on a formula which considers both employee compensation and length of credited service.

     Plan assets are invested in pooled bank investment accounts, and the fair value of such assets is based on the quoted market prices of underlying securities in such accounts. The Company funds pension plan costs based on minimum and maximum funding criteria as determined by independent actuarial consultants.

     The components of net pension cost for the fiscal years ended September 30, 1998, 1997 and 1996 are summarized as follows:

                                                1998     1997     1996
                                                -----    -----    ----
                                                    (IN THOUSANDS)
Service cost -- benefits earned during the
  period......................................  $ 286    $ 272    $219
Interest on projected benefit obligations.....    164      135      97
Estimated return on plan assets...............   (167)    (117)    (81)
Other -- amortizaiton of actuarial gains and
  net transition asset........................    (12)     (15)    (23)
                                                -----    -----    ----
  Net pension cost............................  $ 271    $ 275    $212
                                                =====    =====    ====

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

     The funded status of the plan compared with the accrued expense included in the Company's consolidated balance sheet at September 30, 1998 and 1997 is as follows:

                                                        1998      1997
                                                       ------    ------
                                                        (IN THOUSANDS)
Fair value of plan assets............................  $2,254    $1,664
                                                       ------    ------
Actuarial present value of benefit obligation:
  Accumulated benefit obligation including vested
     benefits of $1,753 and $1,329 in 1998 and 1997
     respectively....................................   2,049     1,647
  Effect of projected compensation increases.........     570       554
                                                       ------    ------
  Projected benefit obligation for services rendered
     to date.........................................   2,619     2,201
                                                       ------    ------
  Projected benefit obligation in excess of plan
     assets..........................................    (365)     (537)
  Unrecognized net loss..............................     162       358
  Remaining unrecognized net transition asset being
     amortized over 11 years.........................      --       (14)
  Unrecognized prior service costs...................      14        23
                                                       ------    ------
       Accrued pension costs included in accrued
          expenses...................................  $ (189)   $ (170)
                                                       ======    ======

     Significant assumptions used in determining net periodic pension cost and related pension obligations are as follows:

                                                           1998    1997
                                                           ----    ----
Discount rate............................................  7.25%   7.50%
Rate of compenstation increase...........................  4.00%   4.00%
Expected long-term rate of return on assets..............  8.25%   8.25%

     DEFINED CONTRIBUTION PLANS (IN THOUSANDS) -- The Company has four defined contribution plans (the "Plans") for all eligible employees, as defined by the Plans. The Company made matching employer contributions at various percentages in accordance with the respective plan documents. The Company incurred $747, $604 and $338 for matching employer contributions to the Plans in 1998, 1997 and 1996, respectively.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

11.  COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES -- The Company has entered into operating lease agreements for equipment, and manufacturing and office facilities. The minimum noncancelable scheduled rentals under these agreements are as follows (in thousands):

FISCAL YEAR ENDING SEPTEMBER 30:         FACILITIES    EQUIPMENT     TOTAL
--------------------------------         ----------    ---------    -------
1999...................................   $ 2,813        $187       $ 3,000
2000...................................     2,696         111         2,807
2001...................................     1,767          32         1,799
2002...................................     1,375          --         1,375
2003...................................     1,210          --         1,210
Thereafter.............................     7,140          --         7,140
                                          -------        ----       -------
Total..................................   $17,001        $330       $17,331
                                          =======        ====       =======

     Rent expense for the fiscal years ended September 30, 1998, 1997 and 1996 was $3,305, $3,015 and $2,283, respectively.

     On January 6, 1997, the lessor of SEP's manufacturing facility assigned the lease to the former majority shareholder of SEP, in conjunction with the sale of this facility to the former majority shareholder. In addition, the lease was amended to include certain capital equipment owned by the former majority shareholder. SEP began leasing this facility during fiscal 1996. The base annual rental payable under the lease is $605. The lease expires in October 2011.

     LITIGATION -- The Company, as plaintiff, was a party to an action initiated by the Company in the United States District Court for the Eastern District of New York against defendant Cybo Systems, Inc. ("Cybo"), entitled Robotic Vision Systems, Inc. v. Cybo Systems, Inc. a/k/a Cybot Systems, Inc., alleging certain contractual breaches by Cybo arising from the Company's sale to Cybo of the Company's welding and cutting systems business. In October 1998, this action, including all of Cybo's remaining counterclaims against the Company, was dismissed with prejudice by mutual agreement of the Company and Cybo and without any payment by either party to the other, following a partial summary judgment ruling by the Court that had dismissed substantially all of Cybo's counterclaims against the Company.

     In June 1998, RVSI and General Scanning executed a settlement agreement of RVSI's claims arising out of General Scanning's acquisition of View Engineering, Inc. in August 1996, RVSI claimed that General Scanning used improperly obtained information in connection with the acquisition. General Scanning denied all such claims. Under the settlement agreement, General Scanning has agreed not to compete for ten years in the inspection of interconnect leads of semiconductor packages. Under the settlement, General Scanning licensed to RVSI its 2-D and 3-D vision technology solely and exclusively for RVSI's use in the interconnection leads. In consideration for the technology license and non-competition agreement, RVSI agreed to pay General Scanning $3.75 million, of which $1.50 million represents 271,493 shares of the Company's common stock and $2.25 million in a subordinated note payable with a maturity date of five years.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

     The Company, as plaintiff, was a party to two actions in the United States District Court for the Central District of California against View Engineering, Inc. ("View"), a wholly owned subsidiary of General Scanning, Inc. ("GSI"), alleging infringement by View of a number of the Company's patents relating to View's assembly and distribution of View's own 3-D machine vision products. In June 1998, the Court, in the first of these actions, involving the coplanarity inspection of ball grid array semiconductor package substrates, found infringement by View and granted the Company's request for injunctive relief against View. This ruling has been appealed by View to the United States Appeals Court for the Federal Circuit. The second of these actions, involving the "in-tray" inspection of semiconductor packages is presently expected to come to trial in the spring of 1999.

     The Company is also presently involved in other litigation matters in the normal course of business. Based upon discussion with Company's legal counsel, management does not expect that these matters will have a material adverse impact on the Company's consolidated financial statements.

12.  STOCKHOLDERS' EQUITY

     WARRANTS OUTSTANDING -- As of September 30, 1998, there were warrants outstanding to purchase approximately 376,000 shares of the Company's common stock with exercise prices ranging between $2.57 and $25.00 per share.

     STOCK OPTION PLANS -- The Company has several stock option plans which provide for the granting of options to employees or directors at prices and terms as determined by the Board of Directors' Stock Option Committee. Such options vest over a period of three to five years. All options issued by the Company to date have exercise prices which were equal to market value of the Company's common stock at the date of grant.

     Shares granted and canceled during fiscal 1998 include a stock option re-pricing offered by the Company to existing stock option holders of unexercised options of each of the Company's stock option plans, excluding members of the Board of Directors and certain corporate officers. Options granted prior to June 26, 1998 were eligible for replacement under the terms of the stock option re-pricing. At their election, stock option holders could surrender their unexercised stock options for a proportionately lower amount of stock options, based on a formula, at an exercise price of $4.13 per share, the fair value of the Company's common stock on June 26, 1998. A total of approximately 2,169,000 options, with exercise prices ranging from $5.19 per share to $19.50 per share, were canceled, and approximately 1,446,000 options were reissued at an exercise price of $4.13 per share. Reissued stock options vest 40% on the six-month anniversary of the replacement date and 60% on the date specified in the original option grant. The expiration date of these reissued options are as specified in the original option grant. The options were priced in excess of market value on the measurement date and accordingly, no compensation was recognized.

     Shares granted and canceled during 1997 include a stock option re-pricing offered by the Company to existing stock option holders of unexercised options of each of the Company's stock option plans. All options that were granted prior to July 9, 1997 were eligible for replacement. In their election, stock option holders could surrender their

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES unexercised stock options for a proportionately lower amount of stock options, based upon a formula, at an exercise of $14.13, the fair value of the Company's common stock on July 22, 1997. A total of approximately 1,196,000 options with exercise prices ranging from $14.52 to $26.75 were canceled, and approximately 930,000 options were reissued at an exercise price of $14.13 per share. Reissued options vest 20 percent on the six-month anniversary of the replacement date; 20 percent on the one-year anniversary of the replacement date; and 20 percent annually thereafter until fully vested. The options expire on July 22, 2002. For directors and officers of the Company, the options will not become exercisable until the earlier of seven years from the replacement date or until the market value of the Company's common stock reaches the exercise price of the originally replaced option.

     The following table sets forth summarized information concerning the Company's stock options:

                                        NUMBER OF      EXERCISE
                                         SHARES      PRICE RANGE
                                        ---------    ------------
                                             (IN THOUSANDS)
Options outstanding for shares of
  common stock at October 1, 1995.....    1,841      $0.53-$38.72
  Granted.............................    1,843       7.71- 26.75
  Canceled or expired.................     (225)      1.00- 22.50
  Exercised...........................     (498)      0.53- 17.43
                                         ------
Options outstanding for shares of
  common stock at September 30,
  1996................................    2,961       0.53- 38.72
  Granted.............................    2,660       7.71- 19.00
  Canceled or expired.................   (1,636)      0.81- 38.72
  Exercised...........................     (293)      0.53- 15.34
                                         ------
Options outstanding for shares of
  common stock at September 30,
  1997................................    3,692       0.75- 34.42
  Granted.............................    2,943       3.19- 16.94
  Canceled or expired.................   (2,926)      2.20- 34.42
  Exercised...........................     (138)      0.75- 10.00
                                         ------
Options outstanding for shares of
  common stock at September 30,
  1998................................    3,571       1.00- 19.38
                                         ======
Shares reserved for issuance at
  September 30, 1998..................    1,607
                                         ======

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

     Weighted average option exercise price information for the fiscal years ended September 30, 1998, 1997 and 1996 was as follows:

                                               1998      1997      1996
                                              ------    ------    ------
Outstanding at beginning of year............  $11.08    $12.14    $ 4.27
Granted during the year.....................    6.68     12.86     17.94
Exercised during the year...................    2.36      4.14      2.09
Canceled, terminated and expired............   11.88     16.51     16.06
Exercisable at year end.....................    7.12      5.86      4.52

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees", and related interpretations in accounting for its option plans. Accordingly, as all options have been granted at exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized by the Company in connection with its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation", the Company's net income (loss) and earnings per share would have been reduced (increased) by approximately $(5,961,000), $5,032,000 and $2,420,000 or $(0.24), $0.21 and $0.11 per share in fiscal 1998, 1997 and 1996, respectively. The weighted average fair value of the options granted during fiscal 1998, 1997 and 1996 is estimated at $3.99, $7.44 and $9.76 on the date of grant (using Black-Scholes option pricing model) with the following weighted average assumptions for fiscal 1998, 1997 and 1996, respectively: volatility of 70%, 64% and 56%, risk-free interest rate of 4.30%, 5.83% and 5.81%, and an expected life of five years in fiscal 1998, 1997 and 1996.

13.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

            FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND 1997:
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         1998
                                      ------------------------------------------
                                       FIRST     SECOND      THIRD       FOURTH
                                      QUARTER    QUARTER    QUARTER     QUARTER
                                      -------    -------    --------    --------
Revenues............................  $53,788    $47,727    $ 39,090    $ 28,402
Gross profit........................   26,043     21,041      10,919      (2,001)
Net income (loss)...................    3,543     (5,672)    (15,433)    (22,943)
Net income (loss) per share:
  Basic and diluted.................     0.14      (0.23)      (0.63)      (0.92)

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                                                         1997
                                      ------------------------------------------
                                       FIRST     SECOND      THIRD       FOURTH
                                      QUARTER    QUARTER    QUARTER     QUARTER
                                      -------    -------    --------    --------
Revenues............................  $38,734    $35,755    $ 41,789    $ 53,064
Gross profit........................   17,357     15,192      19,681      23,265
Net income (loss)...................     (294)      (767)       (762)      2,471
Net income (loss) per share:
  Basic and diluted.................    (0.01)     (0.03)      (0.03)        0.1

     During fiscal 1998, the Company took inventory provisions of $4,500 in the third quarter and $12,062 in the fourth quarter, which reduced gross profit. The Company also had non-recurring charges of $3,184 in the second quarter, $2,420 in the third quarter and $1,011 in the fourth quarter of fiscal 1998.

14.  MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

     During fiscal 1998, 1997 and 1996, revenues from a single customer represented 20%, 23% and 13% of total revenues, respectively. No other customer accounted for more than 10% of total revenues for fiscal 1998, 1997 and 1996.

15.  GEOGRAPHIC OPERATIONS

     For the purposes of segment reporting, management considers the Company to operate in one industry, the machine vision industry. Operations in this business segment by geographic area are summarized as follows (in thousands):

                                       UNITED
FISCAL YEAR ENDED SEPTEMBER 30, 1998   STATES    EUROPE    ELIMINATIONS   CONSOLIDATED
------------------------------------  --------   -------   ------------   ------------
Revenues from unaffiliated
  customers........................   $154,451   $14,556          --        $169,007
Transfers between geographic
  areas............................      4,852        --     $(4,852)             --
                                      --------   -------     -------        --------
Total revenues.....................   $159,303   $14,556     $(4,852)       $169,007
                                      ========   =======     =======        ========
Income (loss) before income tax
  provision (benefit)..............   $(36,529)  $(3,747)    $  (229)       $(40,505)
                                      ========   =======     =======        ========
Identifiable assets................   $123,312   $ 7,979     $(9,720)       $121,571
                                      ========   =======     =======        ========

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                                       UNITED
FISCAL YEAR ENDED SEPTEMBER 30, 1997   STATES    EUROPE    ELIMINATIONS   CONSOLIDATED
------------------------------------  --------   -------   ------------   ------------
Revenues from unaffiliated
  customers........................   $152,530   $16,812     $    --        $169,342
Transfers between geographic
  areas............................      4,611        --      (4,611)             --
                                      --------   -------     -------        --------
Total revenues.....................   $157,141   $16,812     $(4,611)       $169,342
                                      ========   =======     =======        ========
Income (loss) before income tax
  provision........................   $  2,120   $  (721)    $    (6)       $  1,393
                                      ========   =======     =======        ========
Identifiable assets on September 30,
  1997.............................   $136,448   $ 8,451     $(4,976)       $139,923
                                      ========   =======     =======        ========

                                       UNITED
FISCAL YEAR ENDED SEPTEMBER 30, 1996   STATES    EUROPE    ELIMINATIONS   CONSOLIDATED
------------------------------------  --------   -------   ------------   ------------
Revenues from unaffiliated
  customers........................   $137,749   $16,226     $    --        $153,975
Transfers between geographic
  areas............................      4,128       240      (4,368)             --
                                      --------   -------     -------        --------
Total revenues.....................   $141,877   $16,466     $(4,368)       $153,975
                                      ========   =======     =======        ========
Income (loss) before income tax
  provision........................   $   (187)  $  (201)    $    69        $   (319)
                                      ========   =======     =======        ========
Identifiable assets on September 30,
  1996.............................   $108,529   $ 7,085     $(8,143)       $107,471
                                      ========   =======     =======        ========

     Total revenues to customers outside the U.S. were $108,711, $115,854 and $97,483 for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

     Export sales from the Company's United States operations to unaffiliated customers, which are generally denominated in U.S. dollars, for the fiscal years ended September 30, 1998, 1997 and 1996 were as follows:

                                            1998       1997       1996
                                           -------    -------    -------
Europe...................................  $ 7,501    $16,413    $ 9,160
Asia/Pacific Rim.........................   84,606     80,714     70,924
Other....................................    2,048      1,915      1,173
                                           -------    -------    -------
Total....................................  $94,155    $99,042    $81,257
                                           =======    =======    =======

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

16.  EARNINGS PER SHARE

     The calculations for earnings per share for the fiscal years ended September 30, 1998, 1997 and 1996 are as follows (in thousands, except per share amounts):

                                            1998       1997       1996
                                          --------    -------    -------
Net income (loss).......................  $(40,505)   $   648    $   835
                                          ========    =======    =======
Weighted average number of common
  shares -- basic.......................    24,613     23,718     22,092
Assumed number of shares issued from
  common share equivalents..............        --        249      1,293
                                          --------    -------    -------
Weighted average number of common and
  common equivalent shares -- diluted...    24,613     23,967     23,385
                                          ========    =======    =======
Net income (loss) per share -- basic....  $  (1.65)   $  0.03    $  0.04
                                          ========    =======    =======
Net income (loss) per share --diluted...  $  (1.65)   $  0.03    $  0.04
                                          ========    =======    =======

17.  EQUITY FINANCING -- SUBSEQUENT EVENT (UNAUDITED)

     In February 1999, the Company completed an equity-based financing with a group of institutional investors. Net proceeds from the financing were $10.0 million. The financing was in the form of prepaid and incentive common stock purchase warrants. Proceeds from the financing are to be used for working capital requirements.

         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

                                                       COLUMN C
                                                      -----------
                             COLUMN A     COLUMN B     ADDITION                     COLUMN E
                            ----------   ----------   CHARGED TO      COLUMN D      ---------
                            BALANCE AT   CHARGED TO      OTHER      -------------    BALANCE
                            BEGINNING     COST AND    ACCOUNTS --   DEDUCTIONS --   AT END OF
DESCRIPTIONS                OF PERIOD     EXPENSES     DESCRIBE       DESCRIBE       PERIOD
------------                ----------   ----------   -----------   -------------   ---------
Year Ended September 30,
  1998:
  Allowance for doubtful
     accounts.............    $2,716      $   329         $--          $2,045(2)     $ 1,000
                              ======      =======         ===          ======        =======
  Reserve for excess and
     obsolete inventory...    $3,836      $16,562         $--          $5,657(2)     $14,741
                              ======      =======         ===          ======        =======
Year Ended September 30,
  1997:
  Allowance for doubtful
     accounts.............    $1,400      $ 1,924         $--          $  608(2)     $ 2,716
                              ------      -------         ---          ------        -------
  Reserve for excess and
     obsolete inventory...    $3,960      $ 1,435         $--          $1,559(2)     $ 3,836
                              ------      -------         ---          ------        -------
Year Ended September 30,
  1996:
  Allowance for doubtful
     accounts.............    $  544      $   957         $ 6(1)       $  107(2)     $ 1,400
                              ------      -------         ---          ------        -------
  Reserve for excess and
     obsolete inventory...    $1,057      $ 3,052         $--          $  149(2)     $ 3,960
                              ------      -------         ---          ------        -------

-------------------------

(1) Recoveries of accounts written off.

(2) Amounts written off.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                     JUNE 30,     SEPTEMBER 30,
                                                       1999           1998
                                                     ---------    -------------
                                                       (IN THOUSANDS, EXCEPT
                                                         PER SHARE AMOUNTS)
Assets:
  Current assets:
  Cash and cash equivalents........................  $  3,475       $  2,421
  Accounts receivable, net.........................    29,796         32,367
  Inventories......................................    31,189         36,213
  Other current assets.............................     1,562          1,226
                                                     --------       --------
          Total current assets.....................    66,022         72,227
  Plant and equipment, net.........................    12,974         17,591
  Deferred income taxes............................     8,820          8,820
  Goodwill.........................................     5,410          5,847
  Software development costs, net..................    13,726         11,812
  Other assets.....................................     5,198          5,274
                                                     --------       --------
                                                     $112,150       $121,571
                                                     ========       ========
Liabilities, prepaid warrants and stockholders'
  equity
  Current liabilities:
  Notes payable and current portion of long-term
     debt..........................................  $ 35,648       $ 38,038
  Accounts payable.................................    18,814         21,388
  Accrued expenses.................................    14,973         22,289
                                                     --------       --------
          Total current liabilities................    69,435         81,715
  Long-term debt...................................     2,932          3,059
                                                     --------       --------
          Total liabilities........................    72,367         84,774
  Prepaid warrants.................................     8,913             --
  Stockholders' equity:
     Common stock, authorized 75,000 shares at June
       30, 1999 and authorized 50,000 shares at
       September 30, 1998, $0.01 par value; issued
       and outstanding 26,249 at June 30, 1999 and
       24,870 at September 30, 1998................       262            249
     Additional paid-in capital....................   172,466        168,493
     Accumulated deficit...........................  (141,584)      (131,962)
     Cumulative translation adjustment.............      (274)            17
                                                     --------       --------
Stockholders' equity...............................    30,870         36,797
                                                     --------       --------
                                                     $112,150       $121,571
                                                     ========       ========

See Notes to Consolidated Financial Statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                           THREE MONTHS ENDED     NINE MONTHS ENDED
                                           -------------------   -------------------
                                           JUNE 30,   JUNE 30,   JUNE 30,   JUNE 30,
                                             1999       1998       1999       1998
                                           --------   --------   --------   --------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues.................................  $31,260    $ 39,090   $ 87,959   $140,605
Cost of revenues.........................   17,017      28,171     49,284     82,602
                                           -------    --------   --------   --------
  Gross profit...........................   14,243      10,919     38,675     58,003
Research and development expenses........    4,804       7,508     15,276     21,527
Selling, general and administrative
  expenses...............................   11,235      15,662     33,105     46,213
Merger expenses..........................       --          --         --        623
Severance and other charges..............      255       2,420        255      5,604
                                           -------    --------   --------   --------
  Loss from operations...................   (2,051)    (14,671)    (9,961)   (15,964)
Interest expense, net....................    1,047         762      2,569      1,490
Loss (gain) on sale of assets............       63          --     (2,985)        --
                                           -------    --------   --------   --------
  Loss before provision for income
     taxes...............................   (3,161)    (15,433)    (9,545)   (17,454)
Provision for income taxes...............       --          --         --        108
                                           -------    --------   --------   --------
  Net loss...............................   (3,161)    (15,433)    (9,545)   (17,562)
Premium on prepaid warrant...............      193                    270
                                           -------    --------   --------   --------
  Net loss attributable to common
     stockholders........................  $(3,354)   $(15,433)  $ (9,815)  $(17,562)
                                           =======    ========   ========   ========
Net loss per share:
  Basic..................................  $ (0.13)   $  (0.63)  $  (0.39)  $  (0.72)
  Diluted................................  $ (0.13)   $  (0.63)  $  (0.39)  $  (0.72)
Weighted average shares:
  Basic..................................   25,837      24,609     25,197     24,534
  Diluted................................   25,837      24,609     25,197     24,534

See Notes to Consolidated Financial Statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                            NINE MONTHS ENDED
                                                                JUNE 30,
                                                          ---------------------
                                                           1999          1998
                                                          -------      --------
                                                             (IN THOUSANDS)
OPERATING ACTIVITIES:
Net loss...............................................   $(9,815)     $(17,562)
Adjustments to reconcile net income to net cash from
  operating activities:
  Gain on sale of Assets...............................    (2,985)           --
  Depreciation and amortization........................     8,003         5,542
  Other................................................        --           (14)
  Changes in assets and liabilities:
     Accounts receivable...............................     2,571         9,030
     Inventories.......................................     4,576       (13,488)
     Other current assets..............................      (336)         (290)
     Other assets......................................       (48)       (1,398)
     Accounts payable..................................    (2,574)        4,786
     Accrued expenses..................................    (7,473)          439
  Other long-term liabilities..........................        --          (831)
                                                          -------      --------
Net cash used in operating activities..................    (8,081)      (13,786)
                                                          -------      --------
INVESTING ACTIVITIES:
Additions to plant and equipment.......................    (1,511)       (6,707)
Additions to software development costs................    (4,096)       (5,599)
Proceeds from sale of assets...........................     4,759            --
                                                          -------      --------
Net cash used in investing activities..................      (848)      (12,306)
                                                          -------      --------
FINANCING ACTIVITIES:
Exercise of stock options and warrants.................        20           309
Sale of common stock and warrants, net.................    12,518            --
Borrowings (repayments) of bank debt...................    (2,358)       20,178
Repayments of long-term debt...........................      (220)       (1,070)
Proceeds from long-term borrowings.....................        --           259
                                                          -------      --------
Net cash provided by financing activities..............     9,960        19,676
                                                          -------      --------
Effect of exchange rate changes on cash................        23            --
                                                          -------      --------
Net increase (decrease) in cash and cash equivalents...     1,054        (6,416)
Beginning balance -- cash and cash equivalents.........     2,421         8,811
                                                          -------      --------
Ending balance -- cash and cash equivalents............   $ 3,475      $  2,395
                                                          =======      ========
SUPPLEMENTAL INFORMATION:
Interest paid..........................................   $ 1,859      $  1,608)
Taxes paid.............................................        --           240

See Notes to Consolidated Financial Statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  CONSOLIDATED FINANCIAL STATEMENTS

     The Consolidated Balance Sheet of Robotic Vision Systems, Inc. and Subsidiaries (the "Company") as of June 30, 1999, the Consolidated Statements of Operations for the three month and nine month periods ended June 30, 1999 and 1998 and the Consolidated Statements of Cash Flows for the nine month periods ended June 30, 1999 and 1998 have been prepared by the Company, without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial condition, results of operations and cash flows at June 30, 1999 and for all periods presented have been made.

     These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-K and Form 10-K/A for the year ended September 30, 1998. The results of operations for the period ended June 30, 1999 are not necessarily indicative of the operating results for the full year.

2.  INVENTORIES

     Inventories at June 30, 1999 and September 30, 1998 consisted of the following;

                                JUNE 30, 1999     SEPTEMBER 30, 1998
                                --------------    ------------------
                                           (IN THOUSANDS)
Raw Materials.................     $16,347             $17,124
Work-in-Process...............       6,277              10,429
Finished Goods................       8,565               8,660
                                   -------             -------
          Total...............     $31,189             $36,213
                                   =======             =======

3.  NOTES PAYABLE:

     The Company has a revolving credit agreement with three domestic banks which is collateralized by substantially all of the domestic tangible and intangible assets of the Company. The agreement has a term which expires in March 2000 and borrowings under the agreement currently bear interest at the prime rate plus two percent. At June 30, 1999, the Company had borrowings of $35,325,500 outstanding, which reflect the maximum commitment under the agreement. During the third quarter of fiscal 1999, the Company amended the credit agreement with its banks to waive compliance with certain financial covenants through March 31, 1999 and establish new financial covenants for the balance of the term of the agreement. The amended agreement contains certain financial covenants, including minimum levels of profitability, liquidity and net worth and maximum capital expenditures. The Company is in compliance with the new covenants. In conjunction with the amendment to the credit agreement, the Company issued warrants to its lending banks totaling 750,000 shares, at an exercise price of $4.02 per share, of which 250,000 shares are immediately exercisable. All, or a portion, of the remaining 500,000 shares are only exercisable if the lending banks extend the credit agreement beyond the original maturity date for a pre-determined period. Using a Black-Scholes valuation model the Company valued the warrants at approximately $600,000 which will be charged to income pro-rata

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES over the term of the credit agreement with respect to the 250,000 shares immediately exercisable and over the extension, if any, with respect to the remaining 500,000 shares.

4.  SALE OF PRODUCT LINE

     In December 1998, the Company sold its Aircraft Safety product line ("Aircraft Safety") to a subsidiary of B.F. Goodrich ("Goodrich") for $4,500,000, consisting of $4,050,000 in cash paid on closing and $450,000 payable upon the resolution of certain matters. The Company no longer considered this technology a key component of its product portfolio or future strategic direction. The Company sold certain inventory, equipment and intellectual property in the transaction.

     As of June 30, 1999, a contingency of $75,000 related to the novation of a certain government contract had not been completed. Any additional gain will be recognized upon resolution of this contingency.

5.  NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share is computed using the weighted average number of shares outstanding during each period. Diluted net income per share reflects the effect of the Company's outstanding stock options and warrants (using the treasury stock method), except where such options would be anti-dilutive.

     For the three months and nine months ended June 30, 1999 and 1998, any such potential common shares related to the Company's outstanding stock options and warrants were anti-dilutive due to the net loss in the periods.

     At June 30, 1999, the Company had approximately 3,775,000 shares of unexercised stock options, 2,610,000 shares of unexercised warrants as well as $11,000,000 in stated value of prepaid warrants for an indeterminate number of shares.

6.  COMPREHENSIVE INCOME (LOSS)

     Effective October 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". Currently, in addition to net income or loss, the only item that the Company currently records as other comprehensive income or loss is the change in the cumulative translation adjustment resulting from the changes in exchange rates and the effect of those changes upon translation of the financial statements of the Company's foreign operations. For the three months ended June 30, 1999 and 1998, the components of comprehensive income (loss) included net loss of $(3,161,000) and $(15,433,000), respectively, foreign currency translation adjustment of $(291,000) and $25,000, respectively, for total comprehensive loss of $(3,452,000) and $(15,408,000), respectively. For the nine months ended June 30, 1999 and 1998, the components of comprehensive income (loss) included net loss of $(9,545,000) and $(17,562,000), respectively, foreign currency translation adjustment of $(291,000) and $14,000, respectively, for total comprehensive loss of $(9,836,000) and $(17,548,000), respectively.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

7.  PREPAID AND INCENTIVE WARRANTS

     On February 23, 1999, the Company completed a private placement of its equity securities consisting of 5-year prepaid common stock purchase warrants ("prepaid warrants") with a stated value of $11,000,000 and 5-year incentive common stock purchase warrants ("incentive warrants") to purchase 592,307 shares of the Company's common stock upon payment of an exercise price of $4.02 per share. These securities were sold to four institutional investors. At the closing, the Company received gross proceeds of $11,000,000 from the issuance of the prepaid warrants and incentive warrants, and net proceeds of $9,763,000 after placement agent fees and other expenses of the transaction. The Company also issued to the placement agent 5-year incentive warrants to purchase 629,915 shares of common stock at an exercise price of $4.02 per share. The market price of the Company's common stock on the placement closing date was $3.03 per share. As of June 30, 1999, there were issued and outstanding $11,000,000 in stated value of prepaid warrants, plus accrued premium of $270,000, and incentive warrants to purchase a total of 1,222,222 shares of common stock. Proceeds from the transaction were used to meet working capital requirements.

     Each prepaid warrant is exercisable at the lower of $4.02 per share or 95% of the average of the three lowest closing bid prices of the Company's common stock during the 20-day trading period ending on the date of notice of exercise. The prepaid warrants bear an annual premium of 7% per annum, payable in cash or, at the Company's option, in shares of the Company's common stock, and are initially exercisable, to the extent of 25% of the total number of shares issuable, commencing on the 180th day (August 19, 1999) following their issuance, increasing by increments of 25% every 90 days thereafter so that after the passage of 450 days following the date of original issuance, the prepaid warrants will have become fully exercisable. The incentive warrants are exercisable at any time during their 5-year term.

     The holders of the prepaid warrants can require that the Company redeem the prepaid warrants in cash in the event of default by the Company under the warrant agreement. An event of default as defined under the warrant agreement includes failure to keep the Company's stock listed on a major exchange, failure to file registration statements and to have such registration statements declared effective, failure to make the shares underlying the warrants available for exercise, merger into another entity where the Company is not the surviving entity, bankruptcy proceedings, and failure to follow other material provisions of the agreement.

     In the event of a default the Company may be required to pay the greater of 105% of the stated value of the prepaid warrants inclusive of accrued but unpaid premium or an amount based on the highest closing bid price of the Company's common stock during the default period.

     The prepaid warrants are subject to call at the Company's option if both, during the 20-day trading day period immediately preceding the date of the Company's notice of redemption the average closing bid price, and on the date of the Company's notice of redemption the closing bid price, of the Company's common stock is less than $4.02 per share, subject to anti-dilution adjustment, at a cash price equal to 120% of the exercise amount of the prepaid warrants, inclusive of earned premium, called for redemption. Such call right may be exercised by the Company up to four times during the term of the

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES prepaid warrants. The prepaid warrants are also subject to redemption by the Company, at the Company's option, if their exercise price falls below $2.50 per share. The prepaid warrants have been recorded outside of stockholder's equity because the warrant holders can require the Company to redeem the prepaid warrants under certain circumstances outside the Company's control.

     The incentive warrants have been included in stockholders' equity in the amount of $1,120,000, which reflects their estimated fair value. The prepaid warrants have been recorded at $8,643,000, which reflects the amount of the net proceeds received for the issuance of the prepaid warrants and incentive warrants, less the value assigned to the incentive warrants. The premium of $193,000 and $270,000 for the three and nine months ended June 30, 1999, on the prepaid warrant is included in the net loss attributable to all common stockholders. Under accounting literature in effect at the date of issue of the prepaid warrants, the exercise terms of the prepaid warrants were not considered to be a beneficial conversion feature.

     Had the accounting requirements of EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5"), which is effective for instruments issued after May 20, 1999, been in effect at the time of issuance of the prepaid warrants, the exercise terms of the prepaid warrants would have been considered a beneficial conversion feature and valued at approximately $1,120,000. This amount would have been recorded as a discount to the amount recorded as prepaid warrants and amortized over the period to initial exerciseability of the prepaid warrants resulting in an increase of approximately $363,000 and $506,000 for the three and nine months ended June 30, 1999 in net loss attributable to common shareholders.

8.  PRIVATE PLACEMENT SALE OF COMMON STOCK AND INCENTIVE WARRANTS

     In April 1999, the Company sold 1,309,850 shares of its common stock at $2.25 per share, in a private placement with a U.S. corporation. In conjunction with the sale of common stock, the Company issued 5-year incentive warrants for 327,462 shares of the Company's common stock at an exercise price of $4.02 per share, subject to anti-dilution adjustments. The incentive warrants are exercisable, beginning 18 months after closing, at any time during their 5-year term. Net proceeds were approximately $2,900,000, after expenses. Proceeds from the sale of common stock was used to meet working capital requirements.

9.  PRIVATE PLACEMENT SALE OF COMMON STOCK AND WARRANTS -- SUBSEQUENT EVENT

     In July 1999, the Company sold 1,063,593 shares of its common stock for proceeds of $3,244,000 and warrants to purchase 3,090,909 shares of the Company's common stock at an exercise price of $4.02 per share for proceeds of $4,250,000, in a private placement. Net proceeds were approximately $6,700,000, after expenses. As a consequence of the sale of the Company's common stock, the exercise price for the prepaid and pursuant to antidilutive provisions incentive warrants (see Notes 3, 7 and 8) have been reduced to $3.96 per share. Proceeds from the sale of common stock and warrants will be used to meet working capital requirements.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are as follows:

SEC Registration Fee.......................................  $ 5,683.66
Accounting Fees and Expenses...............................    7,500.00
Legal Fees and Expenses....................................   15,000.00
Blue Sky Fees and Expenses.................................    1,000.00
Miscellaneous Expenses.....................................   10,816.34
                                                             ----------
          Total............................................  $40,000.00
                                                             ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Except as hereinafter set forth, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of Registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such.

     Article SIXTH of the Restated Certificate of Incorporation of the Registrant provides that registrant shall, to the full extent permitted by
Section 145 of the Delaware General Corporation Law, as amended, from time to time ("DGCL"), indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the DGCL grants the registrant the power to indemnify existing and former directors, officers, employees and agents of the Registrant who are sued or threatened to be sued because they are or were directors, officers, employees and agents of the Registrant.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On February 23, 1999, the Registrant completed a private sale of units of its securities consisting of $11,000,000 in stated amount of prepaid common stock purchase warrants exercisable at varying prices, and incentive common stock purchase warrants to purchase an additional 592,307 shares of common stock exercisable at $4.02 per share, to four accredited investors. Incentive common stock purchase warrants to purchase an additional 629,915 shares of common stock were issued to The Zanett Securities Corporation, the placement agent in the offering. The placement agent also received cash compensation aggregating $979,000. A non-affiliated person who facilitated this transaction received 25,000 shares of the Registrant's common stock, as well as incentive common stock purchase warrants to purchase an additional 25,000 shares of the Registrant's common stock. The terms of these warrants were substantially identical to those afforded the placement agent.

     On April 26, 1999, the Registrant completed a private sale of 1,309,850 shares of its common stock to a single corporate investor at a price of $2.25 per share, or an aggregate of $2,947,163.

     On April 27, 1999, the Registrant issued an aggregate of 5,602 shares of its common stock to its non-employee directors in payment of accrued but unpaid directors' fees.

     On June 9, 1999, the Registrant issued 2,572 shares of its common stock in partial payment of outstanding professional fees.

     On July 23, 1999, the Registrant completed a private sale to 18 accredited investors, certain of which were also participants in the Registrant's February 23, 1999 financing, of (i) five-year common stock purchase warrants at a price of $1.375 per warrant and (ii) 1,063,593 shares of common stock at a price of $3.05 per share, for aggregate proceeds to the Registrant of approximately $7.5 million. The warrants entitle the holders to acquire up to 3,090,907 shares of the Registrant's common stock at an exercise price of $4.02 per share. The Registrant expects to derive net proceeds of $6.7 million from this transaction. The exercise price of the warrants is subject to possible downward adjustment on one occasion, as follows: if on January 14, 2000 the average of the closing bid prices of the Registrant's common stock for the 30 trading days prior to that date shall have been less than $4.02, then the exercise price shall be reduced to an amount equal to such average. The warrants contain provisions to protect the respective holders against dilution, including any future sales of the Registrant's equity securities at below then prevailing market prices (subject to enumerated exceptions). The Zanett Securities Corporation acted as placement agent and received placement fees and a non-accountable expense allowance totaling 7.9% of the gross proceeds of the offering, and five-year warrants to acquire 150,000 shares of the Registrant's common stock at an exercise price of $5.00 per share.

     Each of these transactions were exempt from registration under the Securities Act of 1933 by reason of the provisions of Section 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

      2.1 Agreement and Plan of Merger and Reorganization dated as of October 20, 1997 by and among Registrant, Vanguard
           Automation, Inc. and RVSI Southwest Acquisition Corp.(1)
      3.1  Amended and Restated Certificate of Incorporation of
           Registrant(2)
      3.2  Amendments to Amended and Restated Certificate of
           Incorporation of Registrant(3)
      3.3  Bylaws, as amended to date, of Registrant(4)
      4.1 Rights Agreement dated as of May 14, 1998 between Registrant and American Stock Transfer & Trust Company(4)
      4.2  Form of Prepaid Warrant(5)
      4.3  Form of Common Stock Purchase Warrant(8)
        5  Opinion of Cooperman Levitt Winikoff Lester & Newman, P.C.
     10.1 Credit Agreement, dated as of March 18, 1998, by and among Registrant, the Lenders Party thereto and Bank of New York, as Administrative Agent(6)
     10.2  Amendment No. 1 to Credit Agreement and Forbearance, dated
           June 15, 1998, by and among Registrant, the Lenders Party
           Thereto and Bank of New York, as Administrative Agent(3)

     10.3  Amendment No. 2 to Credit Agreement and Forbearance, dated
           June 26, 1998, by and among Registrant, the Lenders Party
           Thereto and Bank of New York, as Administrative Agent(3)
     10.4  Amendment No. 3 to Credit Agreement and Forbearance, dated
           December 4, 1998, by and among Registrant, the Lenders Party
           Thereto and Bank of New York, as Administrative Agent(7)
     10.5  Amendment No. 4 to Credit Agreement and Forbearance, dated
           January 29, 1999, by and among Registrant, the Lenders Party
           Thereto and Bank of New York, as Administrative Agent(3)
     10.6  Amendment No. 5 to Credit Agreement and Forbearance, dated
           March 16, 1999, by and among Registrant, the Lenders Party
           Thereto and Bank of New York, as Administrative Agent(3)
     10.7  Amendment No. 6 to Credit Agreement and Forebearance dated
           April 22, 1999, by and among Registrant, the Lenders Party
           Thereto and Bank of New York, as Administrative Agent(3)
     10.8  Asset Purchase Agreement, dated November 16, 1998, between
           Registrant and Rosemount Aerospace, Inc.(6)
     10.9 License Agreement dated December 4, 1998 between Registrant and Rosemount Aerospace, Inc.(6)
    10.10 License Agreement dated December 4, 1998 between the Company and Rosemount Aerospace, Inc.(6)
    10.11  Securities Purchase Agreement dated as of February 18, 1999 among Registrant and the purchasers parties thereto(5)
    10.12  Registration Rights Agreement(5)
    10.13  Securities Purchase Agreement dated as of July 19, 1999 among Registrant and the purchasers parties thereto(8)
    10.14  Registration Rights Agreement(8)
       21  Subsidiaries of Registrant(6)
    23(a)  Consent of Deloitte & Touche LLP
    23(b)  Consent of Cooperman Levitt Winikoff Lester & Newman, P.C.
           (contained in their opinion included under Exhibit 5)
       24 Power of Attorney (comprises a portion of the signature page to this registration statement)

-------------------------

(1) Filed as an exhibit to Registrant's Current Report on Form 8-K dated December 18, 1997.

(2) Filed as an exhibit to Registrant's Registration Statement on Form S-4/A, File No. 333-08633.

(3) Filed as an exhibit to Registrant's Registration Statement on Form S-1, File No. 333-76927.

(4) Filed as an exhibit to Registrant's Current Report on Form 8-K dated May 20, 1998.

(5) Filed as an exhibit to Registrant's Current Report on Form 8-K dated February 24, 1999.

(6) Filed as an exhibit to Registrant's Annual Report on Form 10-K for its fiscal year ended September 30, 1998.

(7) Filed as an exhibit to Registrant's Annual Report on Form 10-K/A for its fiscal year ended September 30, 1998, filed on January 28, 1999.

(8) Filed as an exhibit to Registrant's Current Report on Form 8-K dated July 23, 1999.

     (b) Financial Statement Schedules

     See Index to Consolidated Financial Statements and Financial Statement Schedule.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information set forth in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Canton, Commonwealth of Massachusetts, on the 8th day of September, 1999.

                                          ROBOTIC VISION SYSTEMS, INC.

                                          By:       /s/ PAT V. COSTA
                                            ------------------------------------
                                              Pat V. Costa
                                              Chairman, President and
                                              Chief Executive Officer

                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of ROBOTIC VISION SYSTEMS, INC. hereby constitutes and appoints each of PAT V. COSTA and FRANK D. EDWARDS as true and lawful, attorney-in-fact and agent with full power of substitution and resubstitution, for him in his name in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and to prepare any and all exhibits thereto, and other documents in connection therewith, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done to enable ROBOTIC VISION SYSTEMS, INC. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
                            ------------------------

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                    TITLE                      DATE
                     ---------                                    -----                      ----

                 /s/ PAT V. COSTA                      Chairman, President and         September 8, 1999
---------------------------------------------------      Chief Executive Officer
                   Pat V. Costa                          (Principal Executive
                                                         Officer)

               /s/ FRANK D. EDWARDS                    Chief Financial Officer and     September 8, 1999
---------------------------------------------------      Treasurer (Principal
                 Frank D. Edwards                        Financial and Accounting
                                                         Officer)

                 /s/ HOWARD STERN                      Director                        September 8, 1999
---------------------------------------------------
                   Howard Stern

                /s/ FRANK DIPIETRO                     Director                        September 8, 1999
---------------------------------------------------
                  Frank DiPietro

                     SIGNATURE                                    TITLE                      DATE
                     ---------                                    -----                      ----
                  /s/ JAY M. HAFT                      Director                        September 8, 1999
---------------------------------------------------
                    Jay M. Haft

                                                       Director
---------------------------------------------------
                    Tomas Kohn

                                                       Director
---------------------------------------------------
                 Donald J. Kramer

                                                       Director
---------------------------------------------------
                  Mark J. Lerner

               /s/ ROBERT H. WALKER                    Director                        September 8, 1999
---------------------------------------------------
                 Robert H. Walker

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